Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 5, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 4, 2005, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2004, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report dated April 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ MIAO FUCHUN
(Signature)
	Name:	Miao Fuchun
Date: May 5, 2005	Title:	Director and Vice President

EXHIBIT 99.1

Corporate Information

Company Name

China Life Insurance Company Limited

Directors

Executive Directors

Wang Xianzhang

Miao Fuchun

Non-executive Directors

Wu Yan

Shi Guoqing

Independent non-executive Directors

Long Yongtu

Chau Tak Hay

Sun Shuyi

Cai Rang

Fan Yingjun

Supervisors

Liu Yingqi

Wu Weimin

Jia Yuzeng

Ren Hongbin

Tian Hui

Company Secretaries

Zheng Yong

Heng Kwoo Seng

Authorized Representatives

Miao Fuchun

Zheng Yong

Registered Office

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86(10) 8565 9999

Fax: 86(10) 8525 2232

Website: www.e-chinalife.com

Place of business in Hong Kong

18th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2881 1226/2545 8111

Fax: (852) 2577 2293/2544 4395

Auditors

PricewaterhouseCoopers

Legal Advisers

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H Share registrar and transfer office

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

Depositary

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

Places of listing

H Share: The Stock Exchange of Hong Kong Limited

Stock code: 2628

American depositary shares

The New York Stock Exchange

Stock code: LFC

Principal bankers

Industrial and Commercial Bank of China

55 Fuxingmennei Street

Xicheng District

Beijing 100032

Agricultural Bank of China

A23 Fuxing Street

Xicheng District

Beijing 100037

China

Bank of China

1 Fuxingmennei Street

Xicheng District

Beijing 100818

China

China Construction Bank

25 Jinrong Street

Xicheng District

Beijing 10032

China

Bank of Communications

188 Yin Cheng Zhong Lu

Shanghai 200120

China

Contents

7	Our Mission

8	Financial Summary

8	Company Profile

9	Chairman’s Statement

14	Business Review

25	Embedded Value

29	Management Discussion & Analysis

42	Report of the Board of Directors

50	Report of the Supervisory Committee

53	Connected Transactions

58	Directors, Supervisors and Other Senior Management

66	Notice of the Annual General Meeting

72	Auditors’ Report

73	Consolidated Profit and Loss Account

74	Consolidated Balance Sheet

76	Balance Sheet

78	Consolidated Statement of Changes in Equity

79	Statement of Changes in Equity

80	Consolidated Cash Flow Statement

83	Notes to the Financial Statements

133	Supplementary Information for ADS Holders

Our Mission

China Life Insurance Company Limited, Mainland China’s largest life insurance company, provides insurance service to over 100 million long-term policy holders.

We strive to maximize shareholder value, and at the same time committed to meeting the increasingly sophisticated insurance needs of our customers by providing a broad range of products and services.

With our highly experienced management team, and our nationwide network of branches and service centres, China Life’s distribution capability is unparalleled.

Financial Summary

For the year ended/as at December 31

RMB million (except earnings per share)	Actual 2004	Actual 2003	Proforma 2003
Total revenues	76,806	78,883	60,442
Net profit	7,171	(1,428)	5,857
Basic and diluted earnings per share (RMB)*	0.27	(0.07)	0.29
Investment assets	374,890	279,248
Total Assets	433,671	328,720
Total shareholders’ equity	66,530	62,436

*	Please refer to Note 20 to the Financial Statements.

Company Profile

China Life Insurance Company Limited (the “Company” or “China Life” or “We”) was registered in Beijing, China on June 30, 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange on December 17 and 18, 2003, respectively. The Company is the leading life insurance company in China’s life insurance market (for the purpose of this annual report, “China’s life insurance market” refers to the life insurance market in the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan). Our distribution network, comprised of exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive in China.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is China’s largest life insurance company, a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance. As of December 31, 2004, we had nearly 60 million individual and group life policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies. Through its controlling shareholding in China Life Insurance Assets Management Co., Ltd. (“AMC”), the Company is the largest insurance asset management company, and one of the largest institutional investors in China.

Chairman’s Statement

Dear Shareholders,

I am pleased to present to you the Company’s operating results for the financial year ended December 31, 2004. During our first full financial year following our restructuring and listing, the Company made substantial progress towards our strategic goal of establishing ourselves as a world-class life insurance company. Operations remained steady and stable, our business continued to grow, and we made significant improvements to our internal control mechanisms. We have worked diligently to fulfill the commitments made to our shareholders.

Note:	All of the Company’s financial data in this statement and Business Review for the twelve months ended December 31, 2003 are on an unaudited pro forma basis giving effect to the restructuring of the Company as if it had come into effect on January 1, 2003.

ACHIEVING STEADY OPERATIONS AND CONTINUOUS GROWTH

For the year ended December 31, 2004, the Company’s gross written premiums and policy fees reached RMB66,257 million, an increase of 25.2% from the previous year. Growth in first year gross written premiums attributable to regular premium risk-type products reached 94.5%. Based on the People’s Republic of China Generally Accepted Accounting Principles (“PRC GAAP”), the growth rate of our premiums reached 11.4%, which not only surpassed the average growth rate of China’s insurance industry by 4.2 percentage points, but was also higher than China’s GDP growth rate of 9.5%. By steadily and continuously expanding our business, we maintained our leading position in China’s life insurance industry while enhancing our profitability. For the year ended December 31, 2004, the Company’s net profit reached RMB7,171 million.

We disclosed our annual embedded value figures for the first time in this year’s annual results announcement. As at December 31, 2004, the Company’s embedded value was RMB90,073 million. The value of new business for the year ended December 31, 2004 was RMB6,504 million. These two figures provide useful information to investors in two respects. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. The value of one year’s sales provides an indication of the value being created for investors by new business activity and hence the potential of the business.

ADJUSTING BUSINESS STRUCTURE TO ENHANCE PROFITABILITY

In 2004, we continued to adjust our business structure with a view to further improving profitability. In the area of product development, we focused on expanding our product suite of risk-type participating policies. We effectively utilized sales results targets to incentivize our sales team, thereby driving the growth of risk-type and regular premium products. During the year, the premiums of our risk-type products reached an increase of 28.9% from the previous year, resulting in significantly higher profitability of our business. Growth in first year gross written premiums from risk-type regular premium products was higher than that from risk-type single-premium products by more than 133.3 percentage points, enhancing the long-term sustainability of profitability.

ENHANCING COMPETITIVENESS BY EXPANDING SALES CHANNELS

We have the largest sales team in China and the most extensive distribution network, covering almost all county level administrative regions, except in the Tibet Autonomous Region. Our three major distribution channels are individual agents, direct sales team and intermediaries such as banks and post offices. As at December 31, 2004, we had approximately 668,000 individual agents, a direct sales team with 12,000 full-time staff, and a network of more than 87,000 cooperating bank branches and post offices. We use results targets – such as profit level, revenue from risk-type products and revenue from regular premium products – to guide adjustments of the business structure of individual agents and intermediaries, resulting in overall business quality improvements.

ENHANCING INTERNAL CONTROL AND CORPORATE GOVERNANCE

In the area of business management, we underwent a comprehensive reorganization and reform of our business handling procedures, and designed a new life insurance business management system, based on customer needs as our guidance. Regarding information management, we further developed, integrated and improved our core operating system by formulating an information utilization strategy. In 2004, we further strengthened internal control measures by introducing and improving several regulations and guidelines including the Internal Control Handbook, Internal Control Mechanism for Financial Reporting, Staff Ethics Guidelines, Internal Control Guidelines for Prevention of Fraud.

We placed strong emphasis on the effective functioning of the Board of Directors, the Supervisory Committee and the committees formed under the Board of Directors. We also enhanced the role of our independent directors, and appointed a Chief Actuary to strengthen our investment and risk management capabilities. Besides strict adherence to relevant Chinese law, efforts were also made to meet the requirements of regulatory standards for overseas listings. Under the precondition that the needs for our strategic development are met, we have invested significant resources and are working towards compliance with the Code on Corporate Governance Practices in Hong Kong and U.S. Sarbanes-Oxley Act. We improved our information disclosure as part of our efforts in enhancing transparency and corporate governance.

CONTROLLING COSTS AND MAINTAINING FINANCIAL STRENGTH

Under the precondition of ensuring continued business development, we stepped up cost control efforts. In 2004, we met the budget targets set by the Board of Directors. Our consolidated cost control ratio was 18.6%, which was 1.5 percentage points lower than 2003. We will continue to use centralized procurement to control major cost item expenses and financial budgets to increase profitability and to control branch and subsidiary expenses.

With regards to financial management, we ensured that our business development targets were met through effective budget management. We have striven to lower our cost ratios at a reasonable pace while at the same time ensuring the continuous development of our business. In the area of risk management, we enhanced our investment risk management capabilities to improve investment returns. These measures effectively strengthened our budget management and financial risk control abilities, which in turn improved overall efficiency. Our solvency was maintained at a healthy level; as at December 31, 2004, our actual solvency ratio reached 3.15 times the minimum regulatory requirement.

DIVIDENDS

The Company will declare no shareholder dividends for 2004.

MAJOR LITIGATIONS

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 has been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on behalf of the Company. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. The likelihood of an unfavourable outcome is still uncertain.

2005 OUTLOOK

With improvements in the policy environment, a diversification of channels for investment, and increasing market competition, 2005 will present many opportunities and challenges. We will maintain our strategic focus on steady business growth: to further improve our business structure, and to enhance our profitability. In addition, we will continue our efforts to improve our investment performance and enhance shareholder value.

Finally, I would like to take this opportunity to extend my heartfelt gratitude to our staff for their hard work and dedication. I would also like to express my sincere thanks for the support of our shareholders, as well as for the close cooperation of the Board of Directors, the Supervisory Committee, and the Management.

Wang Xianzhang Chairman

Beijing, China

April 18, 2005

Global

Stature & Prominence

Business Review

GROSS WRITTEN PREMIUMS AND DEPOSITS

RMB million	2004
Individual life insurance
Risk-type products	50,113
First-year written premiums	19,900
Single written premiums	2,526
Regular written premiums	17,374
Renewal written premiums	30,213
Deposit products	66,981
First-year deposits	54,662
Single deposits	52,343
Regular deposits	2,319
Renewal deposits	12,319
Policy fees	4,796
Group life insurance
Risk-type products	344
First-year written premiums	295
Single written premiums	261
Regular written premiums	34
Renewal written premiums	49
Deposit products	21,756
First-year deposits	21,738
Single deposits	21,726
Regular deposits	12
Renewal deposits	18
Policy fees	398
Accident and health insurance
Gross	10,606
Accident insurance
Written premiums	4,977
Short-term health insurance
Written premiums	5,629

1.	INDUSTRY OVERVIEW

Pursuant to the data released by the China Insurance Regulatory Commission (“CIRC”), “insurance penetration” (measured by total insurance premiums as a percentage of GDP) of the PRC was 3.4% in 2004, representing an increase of 2.1% from 2003; “insurance density” (means the per capita premiums based on the permanent population) was RMB332 in 2004, representing an increase of 15.5% from 2003. According to the statistics prepared under the PRC accounting standards issued by the CIRC, the gross written premiums of the life insurance sector in the PRC grew by 7.2% compared with 2003, representing the steady growth of this sector.

The PRC economy and its GDP have been growing at a high speed, fuelling the rise in the general living standards and the awareness of insurance in the country. Such a backdrop has spawned new development opportunities for the insurance industry. In 2004, the CIRC announced a series of proactive policies to further expand the investment channels for insurance assets. For example, insurance assets are permitted to invest in subordinate bonds and equity market. Besides, the foreign currency assets held by insurance institutions are also allowed to invest in overseas capital market. Investment returns on assets held by insurance institutions are expected to improve. At the same time, full-scale opening-up in insurance market led to an increase in the number of new entrants to the market and thus more intense competition among insurers occurred in the PRC. The Company believes that it will not face serious competition from these new entrants, including those specialised insurers in the near future. The Company emphasizes on the research and analysis of development trends and policy changes of macro economy and the formulation of corresponding strategies.

2.	BUSINESS OVERVIEW

2004 was the first year after the Company’s restructuring and listing. Its business development strategy in 2004 was to achieve “sustained growth and prudent operation to improve profitability and to generate attractive returns for investors”. Aggressive efforts were made to pursue business restructuring in line with customer demand and profitability. The focus was on driving the sales of risk-type products, particularly regular premium products. In 2004, the Company’s business sustained its rapid growth and its asset scale continued to expand as it moved ahead to realize the objective of business restructuring. The Company’s gross written premiums and policy fees for the year ended December 31, 2004 were RMB66,257 million, representing an increase of 25.2% from 2003. Its total revenues calculated in accordance with the PRC accounting standards grew at a rate of 11.4%, higher than the industry average of 7.2%.

The Company started its business restructuring in 2003 with the aim to enhance its profitability and sustaining its steady growth. In this connection, the Company formulated its business plans and budgets in a way to take full consideration of the business restructuring. In respect of product strategy, the primary focus was on risk-type participating products. Besides, performance standards were established, with the levels of risk-type premiums and regular premiums as the leading benchmarks for assessing the performance of branches. Such a measure proved effective in driving branches to undertake business restructuring, maintaining the high growth rate of risk-type products and regular premium products. For the year ended December 31, 2004, the total risk-type written premiums were RMB61,063 million, representing a 28.9% increase from 2003. In particular, the first year risk-type written premiums (including those attributable to long-term health insurance but excluding those involving accident and short-term health insurance) were RMB20,195 million, representing an increase of 49.5% from 2003. The first-year regular risk-type written premiums (including those attributable to long-term health insurance) were RMB17,408 million, representing an increase of 94.5% from 2003 and accounting for 86.2% of the first-year risk-type written premiums (including those attributable to long-term health insurance but excluding those involving accident and short-term health insurance). As a result of its solid business growth after the restructuring, the Company has maintained its leadership in the life insurance sector in the PRC.

3.	PRINCIPAL INSURANCE BUSINESSES OF THE COMPANY

The Company offers individual and group life insurance, accident and health insurance. It had about 60 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as at December 31, 2004.

(1)	Individual Life Insurance

For the year ended December 31, 2004, the Company’s gross written premiums and policy fees attributable to individual life insurance were RMB54,909 million, representing 82.9% of the gross written premiums and policy fees for the year and an increase of RMB12,621 million, or 29.8%, over RMB42,288 million in 2003.

The risk-type gross written premiums attributable to individual life insurance were RMB50,113 million, representing an increase of RMB13,205 million, or 35.8%, over RMB36,908 million in 2003. The first-year risk-type gross written premiums attributable to individual life insurance were RMB19,900 million, which accounted for 39.7% of the written premiums attributable to individual life insurance. The first-year risk-type regular written premiums attributable to individual life insurance were RMB17,374 million, which accounted for 87.3% of the first-year risk-type written premiums attributable to individual life insurance.

The Company markets both participating and non-participating life insurance products. On the basis of the HK generally accepted accounting principles, the gross written premiums attributable to individual life insurance participating products and non-participating products for the year ended December 31, 2004, were RMB22,363 million and RMB27,750 million respectively.

Participating endowment products form one of the most important product series of the Company.

(2)	Group Life Insurance

For the year ended December 31, 2004, the Company’s gross written premiums and policy fees attributable to group life insurance were RMB742 million, representing 1.1% of the gross written premiums and policy fees for the year and an increase of RMB310 million, or 71.8%, over RMB432 million in 2003.

The Company offers both participating and non-participating group life insurance products.

(3)	Accident and Short-term Health Insurance

For the year ended December 31, 2004, the Company’s gross written premiums attributable to accident and short-term health insurance were RMB10,606 million, representing an increase of RMB401 million, or 3.9%, over RMB10,205 million in 2003. In particular, the gross written premiums attributable to accident insurance amounted to RMB4,977 million, accounting for 7.51% of the gross written premiums and policy fees for the year, while the gross written premiums and policy fees attributable to short-term health insurance were RMB5,629 million, representing 8.50% of the gross written premiums and policy fees for the year.

4.	DISTRIBUTION CHANNELS

The Company has the largest and most extensive distribution force and network in the life insurance sector in the PRC, covering almost every county level administrative regions in China, except the Tibet Autonomous Region.

Exclusive agents, direct sales force and intermediaries comprising mainly banks and post offices are the three major distribution channels of the Company.

(1)	Exclusive agents

Exclusive agents (including those who are not yet qualified as agents) is the Company’s primary distribution channel for individual life, individual accident and individual health insurance products. In 2004, the Company’s exclusive agents expanded mildly. As at December 31, 2004, the Company retained nearly 668,000 agents at its over 9,300 field offices. These two figures represented an increase of about 13,000 and 1,100 from 2003 respectively.

The Company has training programs, marketing tools and IT systems in place to support the operation of its exclusive agent sales force. Under its training system for new agents, the Company has standardized practices for the recruitment of new agents. At the same time, various measures are pursued to reduce the turnover of exclusive agents. To support the Company’s overall development strategy in large and medium cities, the Chartered Insurance Agency Management (“CIAM”) qualification certification program was introduced to improve the quality of senior agent management in those cities. Based on the market segmentation study, a special sales force will be established for the high-end market segment. The Company also engaged in cooperation with internationally renowned training institutions such as the Life Office Management Association (“LOMA”) and Life Insurance Marketing and Research Association (“LIMRA”), as well as colleges and universities in China, to enhance the professional standard and overall service quality of its agents. As at December 31, 2004, the percentage of certificate holders for exclusive agents was 72%, representing an increase of 8.5 percentage points over the 63.5% in 2003.

The Company retains designated supervisors to manage exclusive agents and hires full-time trainers to offer training to them. Besides, the Company has set up product management and customer service standards, which all field offices and agents must meet.

Apart from commissions and performance-based bonuses, the Company also provides pensions, as well as group life and medical insurance protection for its exclusive agents based on individual service history and performance. In addition, the Company also organizes sales contests for field offices and sales units to motivate its sales agents. Sales summits and cultural marketing programs are also held for exclusive agents from time to time to serve as non-monetary incentives in order to enhance their sense of belonging and corporate unity.

The “Jin Ding Project”, the objective of which is to improve overall sales performance, was implemented with the participation of the Company’s exclusive agents across the nation during the year. The Company expects that this three to five-year project will help improve the innovation of exclusive agents in marketing and management practices, thus enhancing their professional standards and competitiveness.

Apart from the provision of a centralized business support and information management system for its exclusive agents, the Company has also developed the “Risk Warning System” and “Credit Rating System” to enhance the control of operation risks of exclusive agents. In particular, the focus of “Risk Warning System for Exclusive Agents” is on the prevention of any irregularities of exclusive agents. The system has been launched nationwide after completion of trial run and assessment. The purpose of the “Credit Rating System” is to strengthen the professional ethics of exclusive agents. The system is expected to be fully implemented in 2005.

(2)	Direct sales force

The Company’s direct sales force is the primary distribution channel for its group life insurance and annuities, group accident and health insurance products. As at December 31, 2004, the Company retained a total of approximately 12,000 full-time employees, representing an increase of 20% from 10,000 in 2003, in its direct sales force. These direct sales representatives were allocated to over 4,000 branch offices of the Company, covering almost all counties of China, except in the Tibet Autonomous Region. The training system for the direct sales force has been preliminarily established. A critical customer sales team was formed by the Company to enhance its professional standards and competitive edge to market large companies and key-account customers in large-scale industries.

(3)	Intermediaries

The Company also provides a variety of individual and group life insurance products through intermediaries. This distribution channel is largely made up of commercial bank branches, post offices, credit cooperatives, as well as professional insurance agencies and insurance brokers. The Company has established bancassurance business relationships with branches of commercial banks and post offices. As at December 31, 2004, the Company had cooperated with more than 87,000 bank branches and post offices with 12,000-strong customer relationship team, which offers supporting services to the businesses.

5.	BUSINESS MANAGEMENT

After eight months of efforts, the Company has completed a customer-oriented business reform program with the purpose of implementing an industry-leading and forward-looking life insurance business management system. To cope with changes in business trends and corporate development, the Company upgraded its core business processing system and developed a group annuity system. In addition, the Company amended its “Code of Practices for Underwriting”, “Code of Practices for Claims Management” and “Code of Practices for Conservation”, prepared the “Code of Practices for Group Annuity” and established a customer service management system.

(1)	Underwriting and claims management

Supported by its computer system, the Company managed its underwriting and claims management operations and exercised risk control by setting down authorization limits on its branch offices and implementing a hierarchy-based system of underwriters and claims inspectors. Material cases with significant uncertainties beyond the authorization of provincial branches were handled directly by the head office. In a bid to enhancing its service quality, the Company also offered regular training sessions for its underwriters and claims inspectors. Periodic and ad hoc inspections were conducted on a company-wide basis. Under the recent reform of its human resource system, the Company has also established qualification standards as part of the entry requirements for professional underwriters.

(2)	Customer service

The Company mainly provides customer service through its customer service teams at different branches and field offices throughout China and with the support of an advanced call center. In 2004, the Company’s customer service system was further optimized, as proven by the significant improvement in the quality of service. During the year, its centralized service platform “95519” Call Center successfully achieved the CCCS-OP-2003 National Call Center Operating Performance Standards and was granted the Award of the Best Performing Call Centre in China

2004. On the other hand, the 95519 SMS Customer Service System was also introduced to all branches of the Company.

6.	PRODUCT DEVELOPMENT

A Product Development Committee has been established during the year. Comprising members from the management, heads of various core business departments and professionals of the Company, the Committee is responsible for formulating product development plans and strategies for the Company. It sets down the direction of product development and engages in the discussion, studies and resolution of serious issues in the product development process. In 2004, the Company optimized its product development process and implemented an incentive scheme to encourage product innovation. Coping with changes in market needs, the Company successfully developed several new products including joint life, unit-link and universal products.

7.	ACTUARIAL MANAGEMENT

The Company undertakes periodic and thorough monitoring, analysis and research on the performance of its products, including profitability and risk assessments, to support the setting up of a scientific pricing system. In 2004, the company terminated or modified certain products based on their profitability performance. For example, the “SHENGMING LUYIN” long term health insurance plan was terminated. In 2004, the Company’s actuarial work focused on the research on mortality, expenses and morbidity. MoSes, an international advanced actuarial software system, was introduced. In the long term, the focus is on liability valuation, product profitability assessment, cash flow analysis, actuarial risk control and experience analysis, preparation of various actuarial reports, assistance in formulating investment strategies, assistance in formulating reinsurance strategies. All the work mentioned above is to support the Company’s sustainable solid growth in an effective manner.

8.	IT INFRASTRUCTURE

The Company has been establishing its proprietary IT infrastructure on the bases of its Application System, Database System, Foundation System and Governance System. In 2004, the Company completed its IT strategic planning, laying down specific goals and objectives for its IT development in the future. The core business processing system has been upgraded. In addition, the Company completed the development of CBPS8 version system, which catered to for such products as life insurance, health insurance, joint life, group annuity, unit-link and universal products. The development of the Group Annuity Business Processing System and unit-link and universal Business Processing System has also been completed successfully. The Company has realized the centralization of provincial data. Furthermore, the Company achieved paper-less operation with continued improvements in office automation and increased utilization of the remote education and video conferencing system.

9.	INTERNAL CONTROL

(1)	Internal control structure

The Company’s internal control is carried out by a multi-level management system, comprising the Supervisory Committee, the Audit Committee and Risk Management Committee under the Board of Directors, the Internal Control Committee under the management, and the audit department and risk management department of the Company. The audit department is the supervisory department in charge of the execution of internal control policies of the Company, and has already built a vertically integrated management structure and a centralized audit system.

(2)	Internal control system

In 2004, the Company formulated and improved various internal documents, including the “Internal Control Manual”, “Internal Control Manual for Prevention of Malpractices” and “Internal Management System for Financial Reporting”. To facilitate the implementation of various internal control measures, the Company further classified the duties covered by the “Internal Control Manual” and prepared the “Internal Control Guidelines”. The “Internal Control Audit Guidelines” and “Internal Control Rating Measures” were also developed for governing the supervision and assessment activities in relation to the internal control system to promote its enhancement and effective implementation.

The Company has been in compliance with all applicable laws and regulations of the PRC, as well as the rules of the jurisdictions in which it is listed. In 2004, the Company pursued optimization of the internal control systems at its branches and prepared itself towards compliance with Sarbanes-Oxley Act Section 404. As it continued to enhance and optimize its internal control system, the Company identified and actively addressed certain issues that need to be resolved in the process. The Company believes that the continued improvement and effective operation of its internal control system is beneficial for its risk control and management and in the best interests of its customers and shareholders.

10.	INVESTMENTS

Under the approval of competent authorities, including China Securities Regulatory Commission and CIRC, the Company was permitted to directly invest in the equity markets in China. Besides, the Company has also submitted an application for the permission to invest overseas with its foreign currency denominated fund, which is pending for the approval of the relevant authorities. As at December 31, 2004, the Company held RMB374,890 million in investment assets.

The Strategy Committee under the Board of Directors, together with the Investment Decision-Making Committee and the Investment Risk Management Committee, form the Investment Decision-Making and management organ of the Company. In August 2004, the Company established the investment department, which, as a special unit to carry out the investment management and operation functions of the Company, is responsible for strengthening the professional management of the Company’s investment activities. Through the formulation of rules, such as the “Investment Guidelines”, the Company guides and manages the activities of the primary trustee of its investment assets, China Life Insurance Asset Management Company Limited.

In line with the new trends of the expansion of investment channels and latest changes in capital markets, the Company amended the Investment Guidelines in a timely manner. New investment criteria were set up to further improve the Company’s investment management system. In 2004, the Company formulated, standardized and fine-tuned various regulatory documents in relation to the systems for investment and the related risk management. Such documents as the Investment Management System and Investment Risk Management System, which have already been reviewed and approved by the board of Directors, are being implemented.

The Company undertook extensive research and analysis of the impact of major changes in macro economy, including rising interest rate, on its business development. Its investment portfolio and structure were timely adjusted and enhanced under the principle of prudence to ensure proper matching between its assets and liabilities. As at December 31, 2004, the investment portfolio of the Company was as follows:

RMB million
Fixed maturity securities	150,234
Non-trading securities, at estimated fair value	69,791
Held-to-maturity securities	79,603
Trading securities, at estimated fair value	840
Equity securities	17,271
Non-trading securities, at estimated fair value	12,597
Trading securities, at estimated fair value	4,674
Term deposits	175,498
Policy loans	391
Securities purchased under agreements to resell	279
Cash and cash equivalents	27,217

Term deposits

Term deposits, primarily held by commercial banks in China, represented 46.8% of the Company’s total investment assets as at December 31, 2004.

Fixed maturity securities

Fixed maturity securities, such as Chinese treasury bonds, Chinese financial institutional bonds and Chinese corporate bonds above specified ratings, represented 40.1% of the Company’s total investment assets as at December 31, 2004.

Equity investment

Securities investment funds consist of Chinese domestic investment funds that are primarily invested in securities which are issued by Chinese companies and traded on China’s securities exchanges. Such investments represented 4.6% of the Company’s total investment assets as at December 31, 2004.

11.	FINANCIAL MANAGEMENT

During the year, the Company took further steps to improve its performance appraisal system and strengthen its efforts on budget control to ensure all branches actively pursued the strategy of business restructuring and realized various business development objectives. Apart from striving for business development, the Company sought to categorize its expenses in a systematic manner and offer incentive scheme for expense management to achieve more stringent control of expenses for cost reduction. During the year, the Company continued to pursue centralized procurement and effectively reduced the expenditure on bulk items. Besides, financial expenses management policies were set up to support the continued healthy growth and business restructuring of the Company.

The Company has upgraded its financial information management system and stepped up efforts in integrating its information management. Besides, efforts are also made to further improve its financial management systems, including the “Financial Reporting and Internal Control Manual”, “Comprehensive Budget Management Measures”, “Funds Management Measures”, “Accounting Personnel Management Measures” and “Fixed Assets Investment Measures”. The Company believes that the implementation of these measures will be effective in the control and management of financial risks.

Embedded Value

BACKGROUND

China Life prepares financial statements to public investors in accordance with Hong Kong GAAP. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value being created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under Hong Kong GAAP or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving and that no universal standard has yet been adopted which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in assumptions, methodology, definition, accounting basis and disclosure level may cause inconsistency when comparing the disclosed embedded values of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The embedded value and value of one year’s sales shown in this section have not considered the financial effect of the policy management agreements, property leasing agreement, trademark license agreement and non-competition agreement China Life has entered into with China Life Insurance (Group) Company. The impact of transactions between China Life and China Life Insurance Asset Management Company has not been considered either.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

The “adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•	Net of tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net of tax adjustments to other liabilities.

According to the PRC accounting basis, an impairment provision is not required until the market value of the long-term investment has been consistently lower than the book value for more than two years. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly between different valuation dates due to the impact of the prevailing market environment. Hence the adjusted net worth can also fluctuate significantly between different valuation dates.

The “value of in-force business” and the “value of one year’s sales” are calculated as the discounted value of the projected stream of future after-tax distributable profits for existing business in force at the valuation date and for one year’s sales in the 12 months preceding the valuation date respectively. Distributable profits are those profits arising after allowance for policy reserves on the required PRC statutory reserving basis and after allowance for solvency margins at the required regulatory minimum level. The allowance for cost of solvency margin takes into account the support to the statutory minimum solvency margin provided by the Staff Welfare Fund.

The value of in-force business and the value of one year’s sales have been determined using a traditional discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

ASSUMPTIONS

For the purpose of calculating the value of in-force business and the value of one year’s sales, we have assumed an investment return of 3.70% in 2004, grading to 5.17% in 2013 (remaining level thereafter). Assumed investment returns are based on the company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%. Other assumptions are determined by considering recent operating experience of the company and expected future outlook.

PREPARATION

The embedded value and the value of one year’s sales were prepared by China Life with assistance from the Tillinghast business of Towers Perrin, an international firm of consulting actuaries. Tillinghast considers that the methodology adopted to determine these values is reasonable in the context of the current environment as a commonly adopted methodology for the purposes of providing an embedded value disclosure in the normal course of financial reporting. Tillinghast also considers that the assumption set adopted to determine these values, taken as a whole, is reasonable for this same disclosure purpose.

SUMMARY OF RESULTS

The embedded value as at December 31, 2004 and the value of one year’s sales for the 12 months to December 31, 2004 are shown below.

Table 1

Embedded Value as at December 31, 2004 and Value of One Year’s Sales in the 12 months to December 31, 2004 (RMB million)

ITEM	ITEM NUMBER	RMB MILLION
Adjusted Net Worth	A	52,909

Value of In-Force Business before Cost of Solvency Margin	B	44,998

Cost of Solvency Margin	C	(7,834)

Value of In Force Business after Cost of Solvency Margin	D = B + C	37,164

Embedded Value	E = A + D	90,073

Value of One Year’s Sales before Cost of Solvency Margin	F	8,550

Cost of Solvency Margin	G	(2,046)

Value of One Year’s Sales after Cost of Solvency Margin	H = F + G	6,504

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarised below.

Table 2

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Risk discount rate of 12.5%	33,370	5,661
Risk discount rate of 10.5%	41,491	7,476
10% increase in investment return	43,203	7,738
10% decrease in investment return	31,128	5,273
10% increase in expenses	36,536	5,955
10% decrease in expenses	37,792	7,053
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	36,820	6,387
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	37,509	6,568
10% increase in lapse rates	36,092	6,229
10% decrease in lapse rates	38,304	6,797
10% increase in morbidity rates	36,503	6,374
10% decrease in morbidity rates	37,829	6,635
Solvency margin at 150% of statutory minimum	32,528	5,337
10% increase in claim ratio of short term business	36,966	6,067
10% decrease in claim ratio of short term business	37,361	6,941

Management Discussion & Analysis

Recent Developments

Class Action Litigations

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. We have engaged U.S. counsel to contest vigorously on behalf of us. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission (“SEC”) requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate and are cooperating fully with the inquiry.

OPERATING RESULTS

The restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; for accounting purposes, however, the restructuring is deemed to have occurred as of September 30, 2003. Accordingly, our historical profit and loss accounts data for 2003 includes data for our predecessor through September 30, 2003 and data for the Company from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2004 and for the time period from October 1, 2003 through December 31, 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through December 31, 2003 and for 2004, both realized and unrealized, is not included in our profit and loss accounts. The impact of the restructuring on accident and health insurance business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees decreased by RMB2,208 million, or 3.3%, to RMB65,008 million in 2004 from RMB67,216 million in 2003. This decrease was primarily due to the effect of the restructuring described above as well as a decrease in policy fees from the individual life insurance business, offset in part by increases in net premiums earned from the individual life insurance business, group life insurance business and accident and health insurance business.

Net premiums earned and policy fees attributable to the transferred and new policies increased by RMB14,201 million, or 28.0%, to RMB65,008 million in 2004 from RMB50,807 million in 2003. This increase was primarily due to increases in net premiums earned from the individual life insurance, group life insurance business and the accident and health insurance businesses, offset in part by a decrease in policy fees from the individual life insurance business. Net premiums earned from risk-type participating products were RMB22,363 million in 2004, an increase of RMB8,946 million, or 66.7%, from RMB13,417 million in 2003. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for endowment products. Of total net premiums earned in 2004 and attributable to the transferred and new policies, RMB2,780 million was attributable to single premium products and RMB47,670 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2003 and attributable to the transferred and new policies, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business decreased by RMB3,639 million, or 6.2%, to RMB54,902 million in 2004 from RMB58,541 million in 2003. This decrease was primarily due to the restructuring effect, as well as a reduction in policy fees, offset in part by increases in sales of endowment products and whole life products, as a result of the adjustment of our product selling strategy in the last quarter of 2003 to concentrate more on risk-type products.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB12,614 million, or 29.8%, to RMB54,902 million in 2004 from RMB42,288 million in 2003. This increase was primarily due to increases in sales of endowment products and whole life products, offset in part by a reduction in policy fees, as a result of the adjustment of our product selling strategy in the last quarter of 2003 to concentrate more on risk-type products and regular premium products.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB154 million, or 26.2%, to RMB742 million in 2004 from RMB588 million in 2003. This increase was primarily due to an increase in sales of investment-type products, which led to a growth in policy fees, and an increase in sales of whole-life insurance products, notwithstanding the effect of the restructuring described above.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB310 million, or 71.8%, to RMB742 million in 2004 from RMB432 million in 2003. This increase was primarily due to an increase in sales of investment-type products, which led to a growth in policy fees and an increase in sales of whole-life insurance products.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (which comprises short-term products) increased by RMB1,277 million, or 15.8%, to RMB9,364 million in 2004 from RMB8,087 million in 2003. Gross written premiums from the accident insurance business increased by RMB97 million, or 2.0%, to RMB4,977 million in 2004 from RMB4,880 million in 2003 and gross written premiums from the health insurance business increased by RMB304 million, or 5.7%, to RMB5,629 million in 2004 from RMB5,325 million in 2003. These changes were primarily due to our increased sales efforts for short-term products, as well as an increase in sales of our long-term products with short-term riders.

Substantially all of the net premiums earned were from transferred and new policies.

Net Investment Income

Net investment income increased by RMB1,492 million, or 15.2%, to RMB11,317 million in 2004 from RMB9,825 million in 2003. This increase was primarily due to an overall growth in investment assets during 2004, notwithstanding the restructuring effect described above.

As of December 31, 2004, total investment assets were RMB374,890 million and the investment yield for the year ended December 31, 2004 was 3.5%. As of December 31, 2003, total investment assets were RMB279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). This increase was primarily due to an increase in interest income from floating rate negotiable deposits and higher yields from newly issued bonds and subordinated bonds, as a result of an increase in benchmark deposit rate by the Chinese central bank in 2004.

Net Realized Gains/Losses on Investments

Net realized losses on investments was RMB237 million in 2004, compared to net realized gains of RMB868 million in 2003. This change reflected net realized losses of RMB317 million on debt securities which was primarily due to the impairment of bonds entrusted with Min Fa Security Limited Company, and net realized gains of RMB80 million on securities investment funds in 2004. In 2003, net realized gains was RMB550 million on debt securities and RMB318 million on securities investment funds. See note 4.1 of the notes to the financial statements included elsewhere in this annual report for more information on the bonds entrusted with Min Fa Security Limited Company.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Our net unrealized losses on investments was RMB1,061 million in 2004, compared to net unrealized gains of RMB247 million in 2003. The results in 2004 reflected net unrealized gains of RMB11 million on debt securities and net unrealized losses on securities investment funds of RMB1,072 million, due to a deep fall in the securities market in 2004.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits decreased by RMB2,464 million, or 2.7%, to RMB88,737 million in 2004 from RMB91,201 million in 2003. Policy fees decreased by RMB902 million, or 14.8%, to RMB5,194 million in 2004 from RMB6,096 million in 2003. These decreases were primarily due to the effect of restructuring described above and decreased sales of investment-type products in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business.

Total deposits attributable to the transferred and new policies increased by RMB1,302 million, or 1.5%, to RMB88,737 million in 2004 from RMB87,435 million in 2003. Policy fees attributable to the transferred and new policies decreased by RMB363 million, or 6.5%, to RMB5,194 million in 2004 from RMB5,557 million in 2003. These changes reflected increased sales of participating annuity products in group life insurance business, and decreased sales of investment-type products in the individual life insurance business, as well as an increase in the proportion of investment-type products that are single premium products. Total deposits from participating products increased by RMB1,040 million, or 1.3%, to RMB81,416 million in 2004 from RMB80,376 million in 2003. Total policy fees from participating products decreased by RMB563 million, or 13.4%, to RMB3,651 million in 2004 from RMB4,214 million in 2003.

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB12,981 million, or 16.2%, to RMB66,981 million in 2004 from RMB79,962 million in 2003. Policy fees from the individual life insurance business decreased by RMB972 million, or 16.9%, to RMB4,796 million in 2004 from RMB5,768 million in 2003. These decreases reflected effect of restructuring described above, as well as the adjustment of our product selling strategy to concentrate more on risk type products, which led to a decrease in sales of investment type products.

Deposits in the individual life insurance business attributable to the transferred and new policies decreased by RMB10,337 million, or 13.4%, to RMB66,981 million in 2004 from RMB77,318 million in 2003. Policy fees from the individual life insurance business attributable to the transferred and new policies decreased by RMB584 million, or 10.9%, to RMB4,796 million in 2004 from RMB5,380 million in 2003. These decreases were primarily due to the adjustment of our product selling strategy to concentrate more on risk type products, which led to a decrease in sales of investment type products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB10,517 million, or 93.6%, to RMB21,756 million in 2004 from RMB11,239 million in 2003. Policy fees from the group life insurance business increased by RMB70 million, or 21.3%, to RMB398 million in 2004 from RMB328 million in 2003. These increases were primarily due to an increase of sales of participating annuity products, offset in part by the effect of the restructuring described above.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB11,639 million, or 115.0%, to RMB21,756 million in 2004 from RMB10,117 million in 2003. Policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB221 million, or 124.9%, to RMB398 million in 2004 from RMB177 million in 2003. These increases were due to increased sales of participating annuity products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, decreased by RMB10,148 million, or 17.9%, to RMB46,388 million in 2004 from RMB56,536 million in 2003. This decrease was due to the effect of restructuring described above, offset in part by an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits decreased by RMB1,754 million, or 20.5%, to RMB6,816 million in 2004 from RMB8,570 million in 2003. This decrease was principally due to the effect of restructuring described above, offset in part by an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees decreased to 10.3% in 2004 from 12.4% in 2003.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB11,175 million, or 31.7%, to RMB46,388 million in 2004 from RMB35,213 million in 2003. This increase was primarily due to the increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB6,401 million, or 45.8%, to RMB20,383 million in 2004 from RMB13,982 million in 2003. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB2,124 million, or 396.3%, to RMB2,660 million in 2004 from RMB536 million in 2003 and the increase in future life policyholder benefits increased by RMB4,277 million, or 31.8%, to RMB17,723 million in 2004 from RMB13,446 million in 2003.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business decreased by RMB11,512 million, or 22.6%, to RMB39,435 million in 2004 from RMB50,947 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB1,322 million, or 17.1%, to RMB6,422 million in 2004 from RMB7,744 million in 2003 and the increase in future life policyholder benefits decreased by RMB10,190 million, or 23.6%, to RMB33,013 million in 2004 from RMB43,203 million in 2003.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB9,489 million, or 31.7%, to RMB39,435 million in 2004 from RMB29,946 million in 2003. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB3,074 million, or 91.8%, to RMB6,422 million in 2004 from RMB3,348 million in 2003. This increase was primarily due to an increased impact of the participating products, which we started to sell in 2000, and which pay survivorship benefits to policyholders every three years. The increase in future life policyholder benefits increased by RMB6,415 million, or 24.1%, to RMB33,013 million in 2004 from RMB26,598 million in 2003.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB172 million, or 24.3%, to RMB535 million in 2004 from RMB707 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB432 million, or 52.3%, to RMB394 million in 2004 from RMB826 million in 2003 and the increase in future life policyholder benefits was RMB141 million in 2004, compared with a decrease of RMB119 million in 2003.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies increased by RMB150 million, or 39.0%, to RMB535 million in 2004 from RMB385 million in 2003. This increase was primarily due to the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB76 million, or 16.2%, to RMB394 million in 2004 from RMB470 million in 2003 and the increase in future life policyholder benefits was RMB141 million in 2004, compared with a decrease of RMB85 million in 2003.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB1,536 million, or 31.5%, to RMB6,418 million in 2004 from RMB4,882 million in 2003. Substantially all of these amounts related to transferred and new policies. This increase was primarily due to the increase in business volume of health insurance business, which has a relatively higher claim rate and an increase in medical expenses.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB841 million, or 69.7%, to RMB2,048 million in 2004 from RMB1,207 million in 2003. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to increases in our reserves and business volume.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB1,240 million, or 24.7%, to RMB6,263 million in 2004 from RMB5,023 million in 2003. This increase was primarily due to an increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as non-deferrable portion of underwriting and policy acquisition costs in transferred and new policies. Underwriting and policy acquisition costs increased by RMB178 million, or 13.8%, to RMB1,472 million in 2004 from RMB1,294 million in 2003. Underwriting and policy acquisition costs were 2.26% of net premiums earned and policy fees in 2004, compared with 1.91% in 2003.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB161 million, or 18.1%, to RMB1,051 million in 2004 from RMB890 million in 2003. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB17 million, or 4.2%, to RMB421 million in 2004 from RMB404 million in 2003. This increase was primarily due to the increase in business volume.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses decreased by RMB277 million, or 4.0%, to RMB6,585 million in 2004 from RMB6,862 million in 2003. This decrease primarily reflected the effect of the restructuring described above, offset in part by the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), decreased by RMB741 million, or 85.0%, to RMB131 million in 2004 from RMB872 million in 2003. A substantial amount of other operating expenses in 2003 comprises investments in property, hotels and other operations through subsidiaries, which we no longer have after the restructuring. This decrease primarily reflected the effect of the restructuring described above and the effective control of the costs by us.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits decreased by RMB2,940 million, or 40.5%, to RMB4,320 million in 2004 from RMB7,260 million in 2003. This decrease primarily reflected the effect of the restructuring described above, offset in part by an increase in the total policyholder account balance.

Interest credited to policyholder contract deposits attributable to the transferred and new policies increased by RMB1,400 million, or 47.9%, to RMB4,320 million in 2004 from RMB2,920 million in 2003. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased by RMB1,372 million, or 61.4%, to RMB3,607 million in 2004 from RMB2,235 million in 2003.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB1,100 million, or 93.2%, to RMB2,280 million in 2004 from RMB1,180 million in 2003. This increase was primarily due to an increase in profits and the fact that in accordance with PRC law, the Company and China Life Insurance Asset Management Company Limited, which is controlled by the Company, are subject to tax on their income from the dates of their incorporation, June 30, 2003 and November 23, 2003. Our effective tax rate for 2004 was 24% as compared with a statutory tax rate of 33% principally because we had substantial interest income from government bonds which are not taxable.

Net Profit/Loss

For the reasons set forth above, net profit was RMB7,171 million in 2004, compared to a net loss of RMB1,428 million in 2003.

Individual Life Insurance Business

Net profit in the individual life insurance business was RMB8,503 million in 2004, compared to a net loss of RMB208 million in 2003. This result was primarily due to increased sales of risk-type products as well as the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB296 million in 2004, an improvement from a net loss of RMB1,263 million in 2003. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

Net profit in the accident and health insurance business decreased by RMB208 million, or 15.1%, to RMB1,172 million in 2004 from RMB1,380 million in 2003. The decrease in profitability was primarily due to the increased relative weight of the health insurance business in the accident and health insurance business. The overall performance of the accident insurance remained strong. The adverse performance of our health insurance business was primarily due to higher medical costs during the period, which were not matched by price increases for our products.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing through initial public offering. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As of December 31, 2004, the amount of cash and cash equivalents was RMB27,217 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2004, the amount of term deposits was RMB175,498 million.

Our portfolio of investment securities also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2004, investments in fixed maturity securities had a fair value of RMB150,351 million. As of December 31, 2004, investments in equity securities, primarily through securities investment funds, had a fair value of RMB17,271 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. We believe that some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net Cash provided by operating activities was RMB32,914 million in 2004, a decrease from RMB38,510 million in 2003. This decrease was primarily due to the effect of the restructuring described above.

Net cash used in investing activities was RMB120,526 million in the year ended December 31, 2004 and RMB105,166 million in the year ended December 31, 2003. The increases in cash used in investing activities over all of these periods were primarily due to the growth in premiums and deposits.

Net cash provided by financing activities was RMB72,213 million in the year ended December 31, 2004 and RMB94,743 million in the year ended December 31, 2003. The changes in cash provided by financing activities over these periods were primarily due to the growth in deposits. In addition, our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million. As of December 31, 2004, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts overseas, and the rest was held in bank deposit accounts as structured deposits in foreign currency in China. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. The following table shows the Company’s solvency ratio as of December 31, 2004:

As of December 31, 2004 (RMB million, except percentage data)
Actual solvency	54,456
Minimum solvency	17,264
Solvency ratio	315%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

The Company’s solvency level as of December 31, 2004 was approximately 3.15 times the minimum regulatory requirement and nine applicable financial ratios were within their usual ranges. Among the twelve financial ratios, the calculation of three other ratios requires financial data of two previous years, and the Company was accordingly not able to calculate such three ratios for the year of 2004 because it was just established in 2003.

Extensive

Reach

Report of the Board of Directors

1.	PRINCIPAL BUSINESS AND RESULTS

The Company is a leading life insurance company in China’s life insurance market. Its individual and group life insurance policies, annuity products, and long-term health insurance policies are sold through the most extensive distribution network in China, which includes exclusive agents, direct sales representatives and dedicated and non-dedicated agencies. The Company also provides individual and group accident and short-term health insurance policies. In addition, the Company has become China’s largest insurance asset management company through its controlling shareholding in AMC, as well as one of the largest institutional investors in China. The analysis of operations by business segments during the year is set out in note 3 to the financial statements below.

2.	RESULTS AND ALLOCATION

The results of the Group for the year are set out in the Company’s consolidated profit and loss account on page 66.

3.	RESERVES

Details of the reserves of the Group are set out in note 23 to the financial statements below.

4.	CHARITABLE DONATIONS

The total amount of charitable donations of the Group for the year was RMB18.92 million.

5.	FIXED ASSETS

Details of the movement in fixed assets of the Group are set out in note 8 to the financial statements below.

6.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in note 22 to the financial statements below.

7.	BANK BORROWINGS

As at December 31, 2004, the Group did not have any bank borrowings.

8.	PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARES

During the year, the Company and its subsidiary have not purchased, sold or redeemed any of the Company’s securities.

9.	SHARE OPTIONS

As part of the incentive scheme, the Company grants stock appreciation rights to members of the senior management. The issuance of stock appreciation rights does not involve any issuance of new shares, nor does it have any dilutive effect on the shareholders. Stock appreciation rights are expected to be granted to approximately 100 members of the senior management, including members of the Board of Directors and the Supervisory Committee (excluding independent non-executive Directors), the president, vice-president, heads of key departments of the headquarters, general managers and certain deputy general managers of the principal branches, as well as senior professionals and technicians in key positions. After obtaining the approval of the Board of Directors, stock appreciation rights may be issued to members of the senior management in 2005.

10.	DIRECTORS

Brief descriptions of the Directors of the Company are set out from page 52 to page 54.

11.	BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

Brief descriptions of the Directors, Supervisors and members of the senior management of the Company are set out from page 52 to page 57.

12.	DIRECTORS’ SERVICE CONTRACTS

Mr. Long Yongtu and Mr. Chau Tak Hay, independent non-executive Directors of the Company, entered into independent non-executive Directors’ service contracts with the Company on February 6, 2004 in Beijing respectively. The term of appointment of these two independent non-executive Directors is three years, commencing from the date of the general meeting (i.e. August 18, 2003) at which resolutions were passed for their appointment as independent non-executive Directors of the Company. Upon the expiration of the term and with the consent of both parties, independent non-executive Directors may be re-appointed. However, the term of re-appointment shall not exceed six years.

Mr. Sun Shuyi, Mr. Cai Rang and Mr. Fan Yingjun, independent non-executive Directors of the Company, entered into independent non-executive Directors’ service contracts with the Company on October 9, 2004 in Beijing respectively. The term of appointment of these three independent non-executive Directors is three years, commencing from the date of the general meeting (i.e. June 18, 2004) at which resolutions were passed for their appointment as independent non-executive Directors of the Company. Upon the expiration of the term and with the consent of both parties, such independent non-executive Directors may be re-appointed. However, the term of re-appointment shall not exceed six years.

Save as mentioned above, none of the other Directors of the Company has entered into any service contract with the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

13.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors had any individual beneficial interest, directly or indirectly, in any material contracts entered into by the Company or its subsidiary at any time during the year.

14.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the year had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

15.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

During the year, none of the Directors or Supervisors had any interests in the shares and underlying shares or debentures of the equity derivatives of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

16.	DIVIDEND

No dividend will be declared for the year.

17.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association of the Company and the relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement on the options of shares.

18.	SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO

As at December 31, 2004, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Long Positions No. of Domestic	Percentage of total number of Domestic Shares in issue

China Life Insurance (Group) Company	Beneficial owner	19,323,530,000	100%

Name of Substantial Shareholder	Capacity	Long Positions No. of H Shares	Percentage of total number of H shares in issue

Li Ka-shing (Note 1)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%

Li Ka-Shing Unity Trustee Company Limited (Note 1)	Trustee	428,358,620	5.76%

Li Ka-Shing Unity Trustee Corporation Limited (Note 1)	Trustee & beneficiary of trust	428,358,620	5.76%

Li Ka-Shing Unity Trustcorp Limited (Note 1)	Trustee & beneficiary of trust	428,358,620	5.76%

Cheung Kong (Holdings) Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%

Lee Shau Kee (Note 2)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%

Rimmer (Cayman) Limited (Note 2)	Trustee	428,358,620	5.76%

Riddick (Cayman) Limited (Note 2)	Trustee	428,358,620	5.76%

Hopkins (Cayman) Limited (Note 2)	Interest of controlled corporations	428,358,620	5.76%

Henderson Development Limited (Note 2)	Interest of controlled corporations	428,358,620	5.76%

Richbo Investment Limited (Note 2)	Beneficial owner	428,358,620	5.76%

J.P. Morgan Chase & Co. (Note 3)	Investment manager, custodian and asset proprietor	462,431,260	6.21%

Note 1:

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Mitcham Resources Limited (“Mitcham”) and Hutchison International Limited (“HIL”) in the following proportion:

Name of Corporations	No. of H Shares
HIL	214,179,310
Mitcham	214,179,310

HIL is a wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”). Certain subsidiaries of Cheung Kong (Holdings) Limited (“CKH”) in turn together hold one-third or more of the issued share capital of HWL.

Mitcham is a wholly-owned subsidiary of Cheung Kong Investment Company Limited which in turn is a wholly owned subsidiary of CKH.

Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka–Shing Unity Trustee Company Limited (“TUT1”). TUT1 as trustee of The Li Ka-Shing Unity Trust, together with certain companies which TUT1 as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, TUT1, TDT1, TDT2 and CKH is deemed to be interested in the 214,179,310 H Shares of the Company and another 214,179,310 H Shares of the Company held by HIL and Mitcham respectively.

Note 2:

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Henderson Development Limited (“HDL”). Hopkins (Cayman) Limited (“Hopkins”) as trustee of a unit trust (the “Unit Trust”) owns all the issued ordinary shares of HDL. Rimmer (Cayman) Limited (“Rimmer”) and Riddick (Cayman) Limited (“Riddick”), as trustee of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Mr. Lee Shau Kee. Accordingly, each of Mr. Lee Shau Kee, HDL, Hopkins, Rimmer, Riddick, and Richbo is taken to have an interest in these 428,358,620 H Shares under the SFO.

Note 3:

Of these shares, 212,051,000 H Shares, 5,200,000 H Shares, 730,000 H Shares, 880,000 H Shares, 642,000 H Shares, 28,900,448 H Shares, 21,363,512 H Shares, 32,720,000 H Shares, 156,532,300 H Shares and 3,412,000 H Shares are respectively held by JF Asset Management Limited, JF Asset Management (Singapore) Limited – Co Reg #: 197601586K, JF International Management Inc., J.P. Morgan Fleming Asset Management (London) Limited, J.P. Morgan Fleming Asset Management (Canada) Inc., J.P. Morgan Fleming Asset Management (UK) Limited, J.P. Morgan Investment Management Inc., J.P. Morgan Whitefriars Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Ltd., all of which are either controlled or indirectly controlled subsidiaries of J.P. Morgan Chase & Co.

Included in the 462,431,260 H Shares are 156,532,300 H Shares (2.10%) which are the lending pool under section 5(4) of the Securities and Futures (Securities Borrowing and Lending) Rules.

Save as disclosed above, the Company is not aware of any other person having any interests or short positions (other than the Directors, Supervisors and chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO.

19.	INFORMATION OF TAX DEDUCTION

Items for tax deduction while calculating the profit tax of 2004 of the Company:

Gross wages before tax:	RMB2,827 million
Interest income from Government bonds:	RMB2,322 million
Dividend income of funds:	RMB473 million

20.	MANAGEMENT CONTRACTS

No management contracts for the entire or principal businesses of the Company were entered into during the year.

21.	CONNECTED TRANSACTIONS

Details of the connected transactions of the Company are set out in the section “Connected Transactions” and note 21 to the financial statements below.

22.	REMUNERATION OF THE DIRECTORS AND MEMBERS OF THE SENIOR MANAGEMENT

Details of the remuneration of the Directors and members of the senior management are set out in note 27 to the financial statements below.

23.	BOARD COMMITTEES

The Board of Directors of the Company has established Audit Committee, Management Training and Remuneration Committee, Risk Management Committee and Strategic Committee.

The Audit Committee is responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Committee is currently comprised of Mr. Sun Shuyi, Mr. Cai Rang and Mr. Fan Yingjun and chaired by Mr. Sun Shuyi.

The Management Training and Remuneration Committee is mainly responsible for the formulation of training and remuneration policy for the senior management of the Company and the administration of the remuneration system of the senior management of the Company. The Committee is currently comprised of Mr. Cai Rang, Mr. Miao Fuchun and Mr. Wu Yan and chaired by Mr. Cai Rang.

The Risk Management Committee is mainly responsible for assisting the management to manage the internal and external risks. The Committee is currently comprised of Mr. Fan Yingjun, Mr. Shi Guoqing and Mr. Chau Tak Hay and chaired by Mr. Fan Yingjun.

The Strategic Committee is mainly responsible for the formulation of the overall development plan and decision-making procedures of investment. The Committee is currently comprised of Mr. Wang Xianzhang, Mr. Miao Fuchun, Mr. Wu Yan and Mr. Long Yongtu and chaired by Mr. Wang Xianzhang.

24.	MAJOR LITIGATION

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of the Company and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, China Life Insurance Company. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Company, and three directors, namely Wang Xianzhang, Miao Fuchun and Wu Yan, as defendants, and asserts only Exchange Act Claims. These defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs’ opposition to the motion is currently due May 20, 2005. At this time, the US law firm retained by the Company is unable to express an opinion as to the likelihood of an unfavorable outcome or the amount of damages, if any, that may be awarded.

25.	COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The Directors confirmed that the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended December 31, 2004.

26.	AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international and PRC auditors to the Company respectively for the year ended December 31, 2004. A resolution for the re-appointment of PricewaterhouseCoopers as the international auditors and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on June 16, 2005.

By Order of the Board of Directors

Wang Xianzhang Chairman

Beijing, China

April 18, 2005

Report of the Supervisory Committee

To all Shareholders,

In 2004, all members of the Supervisory Committee have duly performed their supervisory responsibilities in a stringent manner and adhered to the principle of fidelity to be responsible for the shareholders, review prudently the material issues of the Company and effectively protect the interests of the Company and its shareholders in accordance with the provisions of the Company Law of the PRC and the Company’s Articles of Association.

1.	MEETINGS CONVENED BY THE SUPERVISORY COMMITTEE

Four meetings were held by the Supervisory Committee of the Company during the year:

(i)	the third meeting of the first Supervisory Committee was held on January 9, 2004 to review and approve the “Rules of Procedures for the Supervisory Committee of China Life Insurance Company Limited (Provisional)” which have now been enforced;

(ii)	the forth meeting of the first Supervisory Committee was held on March 30, 2004 to review and approve in principle the Policy for the Distribution of Dividends to the policyholders for 2003 put forward by the Board of Directors;

(iii)	the fifth meeting of the first Supervisory Committee was held on April 23, 2004 to review and approve in principle the Report of the Board of Directors of the Company, Management Operation Report for 2003, the Audited Financial Statements and Auditors’ Report for 2003 prepared under the PRC accounting standards, the Audited Financial Statements and Auditors’ Report for 2003 prepared under the Hong Kong accounting standards, the Profit Sharing Proposal for 2003, the Annual Report and the Report of the Supervisory Committee for 2003; approve the appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers respectively as the PRC auditors and international auditors of the Company for 2004 and to submit the same for approval by the shareholders’ general meeting; and to approve the appointment of Mr. Ren Hongbin and Mr. Tian Hui as Supervisors and to submit the same for approval by the shareholders; and

(iv)	the sixth meeting of the first Supervisory Committee was held on August 27, 2004 to review and approve the 2004 interim report of the Company.

In addition, three meetings were held by the Supervisory Committee of the Company since January 1, 2005 until the date of this report:

(i)	the seventh meeting of the first Supervisory Committee was held on March 1, 2005 to review and approve in principle the “Report regarding the 2005 Financial Budget of China Life Insurance Company Limited”, “Report regarding the Profit Distribution Policy for 2004 of China Life Insurance Company Limited”, “Investment Plan for 2005 of China Life Insurance Company Limited” and “Policy for the Distribution of Dividends to the policyholders for 2004 of China Life Insurance Company Limited” presented by the Board of Directors;

(ii)	the eighth meeting of the first Supervisory Committee was held on March 30, 2005 to approve the resignation of Mr. Zhou Xinping as a Employee Representative Supervisor of the Company as a result of the changes of his working duties; and

(iii)	the ninth meeting of the first Supervisory Committee was held on April 18, 2005 to review and approve in principle the Report of the Board of Directors of the Company, the Management Operation Report for 2004, the 2004 Financial Statements prepared under PRC generally accepted accounting principles and the Auditors’ Report under PRC generally accepted auditing standards thereof, the 2004 Financial Statements prepared under HK generally accepted accounting principles and the Auditors’ Reports under HK generally accepted auditing standards and US generally accepted auditing standards thereof, the Annual Report and the Report of the Supervisory Committee for 2004; approve the amendment proposal to the “Rules of Procedures for the Supervisory Committee of China Life Insurance Company Limited (Provisional)”; approve the remunerations for the PRC auditors and international auditors for 2004; approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers respectively as the PRC auditors and international auditors of the Company for 2005 and to submit the same for approval by the shareholders’ general meeting.

2.	CHANGES OF THE SUPERVISORY COMMITTEE AND AMENDMENTS OF ITS RULES OF PROCEDURES

The Supervisory Committee currently consists of five members. It approved the resignation of Zhou Xinping as a Employee Representative Supervisor as a result of the changes of his working duties. On March 30, 2005, Jia Yuzeng was elected as an Employee Representative Supervisor according to the results of the by-election of the Assembly. On the nineth meeting of the Supervisory Committee held on April 18, 2005, “Rules of Procedures for the Supervisory Committee of China Life Insurance Company Limited (Provisional)” was amended.

3.	INDEPENDENT OPINION FROM THE SUPERVISORY COMMITTEE REGARDING THE RELATED MATTERS DURING 2004

During the reporting period, the Supervisory Committee of the Company performed its duty in a stringent manner and supervised the legality of the operation of the Company in accordance with the terms of reference prescribed in the Company Law of the PRC and the Company’s Articles of Association. The Supervisory Committee was of the opinion that:

(i)	The legality of the operation of the Company: the Supervisory Committee of the Company carried out supervision regarding the convening procedures and resolutions of general meetings, the holding of general meetings by the Board of Directors, the duty performed by the senior management and the management system of the Company in accordance with the relevant laws and regulations of the state and considered that the Company had operated according to the Company Law, Securities Law and the Articles of Association. In 2004, the Board of Directors of the Company duly performed all resolutions passed in the general meetings and its decisions were in line with the relevant provisions of the Company Law and the Articles of Association. During the reporting period, the entire Board of Directors, general managers, deputy general managers and other senior management of the Company endeavored to the development of the Company sticking to the principles of diligence and integrity without violating any laws, regulations, the Articles of Association or damaging the interests of the Company and shareholders during the performance of their duties.

(ii)	Examination of the financial status of the Company: For the reporting period, the Supervisory Committee of the Company reviewed the unqualified audit reports prepared by PricewaterhouseCoopers under generally accepted auditing standards and considered that the Financial Statements provided a true and complete view of the financial position and operating results of the Company and gave an objective and fair assessment of the related issues.

By order of the Supervisory Committee

Liu Yingqi Chairperson of the Supervisory Committee

Beijing, China

April 18, 2005

Connected Transactions

To ensure the continual normal operations of the Company’s business after the restructuring, the Company, prior to the restructuring, entered into several agreements with CLIC, that document the relationship following the restructuring. In addition, AMC entered into two asset management agreements, one with the Company and one with CLIC. The transactions contemplated under these agreements constitute connected transactions for the Company.

1.	POLICY MANAGEMENT AGREEMENT

As part of the Restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (“non-transferred policies”) after the restructuring.

The Company and CLIC entered into a policy management agreement on September 30, 2003 which sets out the responsibilities and duties of the Company to CLIC under these policy administration arrangements. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

In consideration of the services provided by the Company under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0; (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in-force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

The agreement is for an initial term expiring on December 31, 2005, and, subject to the Listing Rules, will be automatically renewed for successive one year terms, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term.

2.	ASSET MANAGEMENT AGREEMENTS

The AMC has entered into two asset management agreements, effective on November 30, 2003, one with the Company and one with CLIC. The terms of these two asset management agreements are the same. The material terms of the asset management agreement between CLIC and the AMC are set forth below.

Under the asset management agreement between the AMC and CLIC, the AMC agreed to invest and manage assets entrusted to it by CLIC on a discretionary basis, but subject to the investment guidelines and instructions given by CLIC. In accordance with the agreement, CLIC retains the title of the entrusted assets and the AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC.

In consideration of the AMC’s services provided under the agreement, CLIC agreed to pay the AMC a monthly service fee. The monthly service fee payable is composed of two parts: (1) the aggregate of the monthly service fee for each specified category of assets and (2) the aggregate of the additional service fee for specific transactions made during that month. The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month and divided by 12. The monthly additional service fee comprises service fees for (1) additional term deposits and (2) additional securities purchased in primary markets made during that month, and is calculated by multiplying the net additional asset value of the assets in such category at the end of that particular transaction month by the applicable annual rate.

The AMC will produce an annual report, within 90 days of the conclusion of each fiscal year, setting out the average investment rate of return of the assets managed by it. If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return as previously agreed between CLIC and the AMC for those assets for that year, by at least ten basis points, the AMC will be entitled to an annual performance bonus fee, the amount of which will be agreed between CLIC and the AMC but shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed between CLIC and the AMC by at least ten basis points, the AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

The service fee under the asset management agreement was determined by CLIC and the AMC based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

The agreement is for an initial term expiring on December 31, 2005, and, subject to the Listing Rules, will be automatically renewed for successive three years terms, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term.

3.	PROPERTY LEASING AGREEMENT

The Company entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to the Company (1) 833 properties owned by CLIC, its subsidiaries and affiliates (“Owned Properties”) and (2) 1,764 properties which CLIC is entitled to sublet (“Leased Properties”) for an aggregate initial annual rent (payable quarterly) of approximately RMB335 million. The properties occupied by the Company are mainly used as its office premises. The annual rent payable by the Company to CLIC in relation to CLIC’s Owned Properties is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to CLIC’s Leased Properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties.

The agreement is for a fixed term expiring on December 31, 2005, unless otherwise required by the Listing Rules. In relation to CLIC’s Leased Properties, the term of such properties will expire at the expiration of the respective head leases, and in any event, will expire no later than December 31, 2005.

Application for waiver from The Hong Kong Stock Exchange

Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions would normally require full disclosure and with prior approval by independent shareholders and/or the Hong Kong Stock Exchange on each occasion it arises, depending on the nature and value of the transaction. The Company, in the course of its application for the listing, has submitted the application for waiver from the Hong Kong Stock Exchange regarding to the full disclosure of the above transactions required by the Listing Rules, and the Hong Kong Stock Exchange has conditionally waived the ongoing disclosure responsibilities of the Company.

Figures for the year ended December 31, 2004

The aggregate value of each of the above connected transactions for the year ended December 31, 2004 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2004 (RMB million)
1. Policy management agreement	1,667
2. Asset management agreement
(a) between CLIC and the AMC	73
(b) between the AMC and the Company	139
3. Property leasing agreement	335

Confirmation of independent non-executive Directors:

Independent non-executive Directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of the Company;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(iii)	entered into either in accordance with the agreements governing those transactions or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and

(iv)	within the relevant annual caps as agreed with the Hong Kong Stock Exchange.

Stringent

Control, High Management Standards

Directors, Supervisors and Other Senior Management

DIRECTORS

Executive Directors

Wang Xianzhang, aged 62, is Chairman of the Board and President and has been responsible for the overall management of the Company since 2003. Mr. Wang is also the president of China Life Insurance (Group) Company, Chairman of China Life Asset Management Company Limited Chairman of the Insurance Industry Association of China and Vice Chairman of the Insurance Institute of China. President of CLIC since 2000, Mr. Wang served as Chairman of the board of directors and President of China Insurance Co. Ltd. between 1998 and 2000. The other positions he has occupied over the years include Vice Chairman of the board of directors and President of China Insurance H.K. (Holding) Co. Ltd, Vice President of People’s Insurance Company of China (“PICC”), Vice President of PICC (Group), and General Manager of PICC’s Liaoning branch. Mr. Wang graduated from Liaoning University of Finance and Economics (now Northeast University of Finance and Economics) with a major in Foreign Economics and Trade in 1965.

Miao Fuchun, aged 58, became a Director and Vice President of the Company in 2003 and Vice Chairman of China Life Asset Management Company Limited. Before joining the Company, Mr. Miao served as Vice President of CLIC from 1999 to 2003, and as Director of the Central Finance and Economy Office from 1995 to 1999. Mr. Miao’s other positions include Director of the Administrative Office of MOFTEC (now the Ministry of Commerce), and Deputy Director and Department Chief of the Administrative Office of the State Council. Mr. Miao, a senior economist, enrolled in Renmin University in 1965, earning both Bachelor’s and Master’s degrees in Economics.

Non-Executive Directors

Wu Yan, aged 44, has been the Non-Executive Director of the Company since 2003. Mr. Wu also serves as a vice President of CLIC and President and Director of China Life Asset Management Company Limited. He served as party secretary of the Central Finance League and President of the National Finance Youth Union from 1998 to 2003. Prior to that, he served as the vice minister of Central Communist Youth League organization department, party secretary of the Communist Youth League of Xinjiang Autonomous Region, a member of the standing committee of Beortalar Autonomous County Communist Party Committee; and party secretary of the city of Bole. He graduated in 1981 from Xinjiang College of Finance and Economics with a major in finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Shi Guoqing, aged 53, has been the Non-Executive Director of the Company since 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company, Chairman of China Life Insurance (Overseas) Co., Ltd., Director of China Life-CMG and Chairman of China Life Investment Management Company Limited. Before taking these positions, he served as Assistant to General Manager of CLIC from 1999 to 2003. Prior to that, Mr. Shi acted as Deputy General Manager of PICC Life from 1995 to 1999. From 1983 to 1995, he acted as a Section Chief of Overseas Business Division 2 and Deputy Chief of Overseas Business Division 1 of PICC, Deputy General Manager and General Manager of China Insurance Co. Ltd. Macao Branch, and Executive Deputy General Manager of International Department of PICC. Mr. Shi a senior economist, graduated from Foreign Trade Business College of Beijing in 1976. During his 28 years in the insurance industry, he has accumulated extensive experiences both in the operation and management of insurance businesses.

Independent Non-Executive Directors

Long Yongtu, aged 61, was appointed as the Independent Non-Executive Director of China Life Insurance Company Limited in 2003 and is also the General Secretary of Boao Asian Forum. Before leaving government in early 2003, Mr. Long served as Vice Minister and Chief Negotiation Representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as Assistant to the Minister, Director of International Trade and Economic Affairs, and as Director of International Communication in the same ministry. Between 1980 and 1991, Mr. Long served as the Senior Officer with the Regional Project Department of UNDP, Deputy Representative of the UNDP Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974.

Chau Tak Hay, aged 62, became the Independent Non-Executive Director of China Life Insurance Company Limited in 2003. In 2002, Mr. Chau was appointed as the Special Consultant regarding WTO matters to MOFTEC (now the Ministry of Commerce). Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade, and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

Sun Shuyi, aged 64, became the Independent Non-Executive Director of the Company in 2004. He has served in the State-owned Asset Supervision and Administration Commission (Sub-ministry level) under the State Council and the Tenth Session of the Chinese People’s Political Consultative Conference. He was the Deputy Secretary and Deputy Department Head of the Central Enterprise Working Committee from 1999 to 2003. From 1993 to 1999, Mr. Sun acted as the Deputy Office Head and Deputy Director of the Personnel Department of the Central Guidance Panel on Financial Affairs and a member of the Central Large Enterprise Working Committee From 1988 to 1993, he was the Deputy Head of the Finance Management Department and the Deputy Head and Head of the Production System Department of the State System Reform Commission Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountants.

Cai Rang, aged 47, became the Independent Non-Executive Director of the Company in 2004. He is the Deputy Secretary of the Communist Party of the Central Iron and Steel Research Institute in China (“CISRI”) and the Vice Chairman and President of Advanced Technology & Materials Company Limited Before this, he was the Deputy Chief Economist, Assistant to Director and Deputy Director of CISRI from 1987 to 2001, and Assistant Engineer from 1982 to 1984. In 1982, Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University majoring with a Bachelor’s degree in Machinery Architecture. He pursued post graduate studies at the Buffalo School of Management of New York State University

from 1984 to 1986 to get a MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin University of China and obtained a Doctor’s Degree in Business Administration from 1997 to 2001. Mr. Cai is a Senior Economist.

Fan Yingjun, aged 60, became the Independent Non-Executive Director of the Company in 2004. He is the Chairman of Xinxing Pipes Holdings Company (“Xinxing Pipes”) He acted as the General Manager of China Xinxing Corporation Group (“China Xinxing”) and Chairman of Xinxing Pipes since 1996. In 1997, he became the Deputy General Manager of China Xinxing and Chairman of Xinxing Pipes. Before that, he served as a Power Plant Technician of Anshan Iron and Steel Group Corporation From 1975 to 1993, Mr. Fan was the technician of the Engineering Guidance Department Section Head, Deputy Chief Engineer and Factory Director of the 2672 factory From 1993 to 1996, he acted as the Deputy General Manager of China Xinxing Group Corporation, General Manager of Xinxing Pipes & Associates and Chairman and Secretary of Communist Party of Xinxing United Pipes Group Corporation Mr. Fan has acquired extensive operational and management experience in the 36 years of working in industrial enterprises in the PRC. He graduated from Xi’an Jiaotong University in 1968 majoring in Engineering Physics.

Board of Directors Secretary

Liu Tingan, aged 43, became the Secretary of the Board of Directors of the Company since 2003. From 2000 to 2004, he acted as the General Manager of Capital Allocation Division of CLIC. From 1997 to 2000, he served as the Branch Director of Hainan Development Bank Guangzhou Branch, while from 1994 to 1997 as the Assistant President of Hainan Development Bank Headquarter. Prior to that, he was the Division Chief and Deputy Division Chief of the Planning Division and Integrated Planning and Pilot Division of the State System Reform Commission. Mr. Liu graduated from Jiangxi Finance and Economic College Remin University of China and obtained Bachelor’s and Master’s degrees in Economics respectively. From 1990 to 1991, he studied in St. Edmund School of Oxford University in Britain. Mr. Liu is a Senior Economist.

SUPERVISORS

Liu Yingqi, aged 46, is the Chairman of the Board of Supervisors of the Company Between 1998 and 2003, Ms. Liu was General Manager of CLIC’s Group Insurance Department and Vice General Manager of CLIC’s Anhui branch. Earlier in her career, Ms. Liu worked with PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. A 1982 BA in Economics from Anhui University in 1982, Ms. Liu has 18 years’ operational and management experience in the life insurance industry in China.

Wu Weimin, aged 53, has been a Supervisor of the Company and the General Manager of Compliance Department since 2003. Prior to assuming this role, Mr. Wu served at CLIC where he acted as Disciplinary Committee Deputy Secretary; Director of the Supervision Office, Deputy General Manager of the Organization Department, and Vice General Manager of the Personnel Education Department since 1998. Earlier in his career, Mr. Wu served as Vice General Manager of the PICC (Group)’s Human Resources Department and Division Chief of the Compensation Division between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position in the Ministry of Communications Labor Wages Bureau. In 2000, he studied insurance at the China Insurance Management Staff Institute.

Jia Yuzeng, aged 42, has been the Supervisor of the Company since 2005. Since 2004, he has been the General Manager and the Deputy Director of the Company’s Employee Union Affairs Department. During the period from 1988 to 2004, Mr. Jia has been acting as supervisor (at division chief level), supervisory commissioner (at director level) and later as supervisory commissioner (at deputy director level) of the Ministry of Supervision of the People’s Republic of China. Mr. Jia previously worked for Beijing No. 2 Foods Corporation from 1980 to 1988. Mr. Jia Yuzeng graduated from Beijing Normal University in the PRC in 1990 and obtained a master degree in business administration from Hong Kong Open University in 2003.

Ren Hongbin, aged 41, has been the Supervisor of the Company since 2004. He has been the General Manager of China National Machinery & Equipment Corporation (Group) since 2001. Since 1986, he had been the Deputy Secretary of the Youth League of Beijing University of Agricultural Engineering and the Sales Executive and Representative in Bangladesh, and General Manager of the Fifth Division of China Engineering and Agricultural Machinery Import & Export Corporation (“CEAMIEC”), General Manager of Beijing Hualong Import & Export Company He was also Assistant to the General Manager, General Manager of the Turnkey Project Department, Deputy General Manager and General Manager of CEAMIEC. Mr. Ren holds a Bachelor’s Degree of Engineering from Beijing University of Agricultural Engineering University. He is a Senior Economist.

Tian Hui, aged 53, has been the Supervisor of the Company since 2004. Since 2000, he has been the Director and Deputy Secretary of the Communist Party of China Coal International Engineering Research Institute From 1998 to 2000, he was the Deputy Director, Director and Deputy Secretary of the Communist Party of the Beijing Coal Design Institute From 1982 to 1998, Mr Tian was the Deputy Department Head, Department Head and Deputy Director of Shenyang Design Institute of the Ministry of Coal Industry. Mr Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively and is a Senior Engineer.

OTHER SENIOR MANAGEMENT

Wan Feng, aged 46, has been the Vice President of the Company since 2003. Before joining the Company, Mr. Wan was the Vice President of CLIC, serving as General Manager of its Shenzhen branch; and as the Director of China Life-CMG, a position he has occupied since 1999. Other positions in Mr. Wan’s 23-year career in the insurance industry include General Manager of PICC Life’s Shenzhen branch from 1997 to 1999, and as the Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company. Mr. Wan has also served as Assistant President of the Hong Kong branch of CLIC, and Deputy Chief of the Life Insurance Division of PICC’s provincial branch in Jilin. He received a BA Economics degree from Jilin College of Finance and Trade, an MBA from City University of Hong Kong, and a Doctor’s Degree in Finance from Nankai University in Tianjin.

Lin Dairen, aged 46, was appointed the Vice President of the Company in 2003. Prior to assuming this position, Mr. Lin served as General Manager of CLIC’s Jiangsu branch from 1999 to 2003, and as a Vice General Manager of PICC Life’s, Jiangsu branch from 1996 to 1999. Mr. Lin’s earlier career included roles as a Vice Division Chief and later Division Chief of the Life Insurance Division of PICC’s Jiangsu Branch. Mr. Lin brings to the Company 23 years’ extensive operations and management experience in the insurance industry and holds a Bachelor’s degree in Medicine from Shandong Province Weifang Medical School issued in 1982.

Li Liangwen, aged 53, became the Vice President of the Company in 2003. Mr. Li’s earlier career highlights include General Manager of CLIC’s Product Development Department from 2000 to 2003, and Vice General Manager of CLIC’s Hebei branch from 1996 to 2000. Before joining CLIC, Mr. Li served as Vice General Manager of PICC’s Hebei branch, General Manager of PICC’s Qinhuangdao branch, and Vice President of China Insurance (U.K.) Limited. A 28 year veteran of the insurance industry in China, Mr. Li has four years’ overseas experience and graduated from Hebei Normal University in 1975 with a major in English.

Liu Jiade, aged 42, assumed the Vice President position with the Company in 2003. Immediately prior to taking up this role, Mr. Liu had served as Vice Director of the Finance Bureau of the Ministry of Finance since 2000, and as a Department Chief in the National Debt Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include Vice County Chief of the People’s Government of Guan Tao County in Hebei Province, and as both Vice Department Chief and Department Chief in the Ministry of Finance’s Commercial Finance Bureau. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities houses. A 1984 graduate of Central Finance College (now Central University of Finance and Economics). Mr. Liu majored in Finance and Economics.

Daniel Joseph Kunesh, aged 60, served as the General Actuary of the Company since 2004. He joined Tillinghast-Towers Perrin since 1985. From 1993 to 2003, Mr. Kunesh was responsible for coordinating the international affairs relating to US GAAP and US Securities and Exchange Commission. He also overlooked the consultancy business on the financial reports, analyses and management systems of life insurance companies. From 1984 to 1985, he acted as the founder and President of Kunesh, Montgomery & Associates. From 1973 to 1983, Mr. Kunesh was a partner of KPMG Peat Marwick, where he participated in the audit of over 150 insurance companies and acquired extensive experience in the finance field. He is also experienced in the actuary field of life insurance. He served as the Associate Actuary of Franklin Life Insurance from 1970 to 1973 and the Assistant Actuary of John Hancock Mutual Life Insurance Company from 1967 to 1970. Mr. Kunesh was the Chairman of the Committee on Life Insurance Financial Reporting of the US Society of Actuaries from 1999 to 2000, and served as a member of the Advisory Committee of the National Association of Insurance Commissioners of the US from 1990 to 1992. He co-authored a book entitled “US GAAP for Life Insurance Companies” which was published in 2000. Mr. Kunesh obtained a Bachelor’s degree in Business Administration from the University of Wisconsin in 1967 and a Master’s degree in Actuary from the Northwestern University in 1969.

SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF NYSE LISTED COMPANY MANUAL

As a Chinese company with H shares and ADS publicly traded on The Stock Exchange of Hong Kong Limited (the “HKSE”) and New York Stock Exchange (“NYSE”), respectively, the Company must comply with the corporate governance standards provided by Chinese company law and other laws, as well as the securities laws and regulations in Hong Kong and United States and the listing requirements of the HKSE and NYSE that are applicable to the Company. The description set forth below includes, for purpose of Section 303A.11 of the NYSE Listed Company Manual, a summary of significant ways the Company’s corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules.

Board Independence The Company identifies its independent directors in accordance with the qualifications provided by relevant Chinese and Hong Kong regulations, which prohibit directors from having, among other things, specified interests in the Company’s securities or business, relationships with the management and financial dependence on the Company. These tests vary in certain respects with those set forth under Section 303A.02 of the NYSE Listed Company Manual.

Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and requires companies to identify which directors are independent and disclose the basis for that determination. Under the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited (the “HKSE Listing Rules”), each independent non-executive director must provide an annual confirmation of his independence to the listed company.

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power is controlled by an individual, a group or another company (a “controlled company”). Because more than 70% of the Company’s voting power is controlled by CLIC, the Company, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. Nevertheless, a majority of the Company’s directors are independent non-executive directors as construed under Chinese or Hong Kong regulations.

Non-management directors of U.S. domestic companies are required by Section 303A.03 of the NYSE Listed Company Manual to meet at regularly scheduled executive sessions without management. The Company is not required by Chinese or Hong Kong laws or requirements to, and currently does not hold, such sessions.

Nominating/Corporate Governance Committee Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. The Company, as with controlled U.S. domestic companies, is not required under NYSE rules to have such a nominating/corporate governance committee. The Company is not required by Chinese or Hong Kong laws or regulations to, and currently does not have, a nominating/corporate governance committee.

Compensation Committee Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. The Company, as with controlled U.S. domestic companies, is not required under the NYSE rules to have such a compensation committee. The Company has established a remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of non-executive directors as construed under those rules. The remuneration committee is mainly responsible for the formulation of training and remuneration policy for the senior management of the Company.

Audit Committee The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign private issuers. As a foreign private issuer, the Company is not required to comply, until July 31, 2005, with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers, and is not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.

The Company has established an audit committee in accordance with the HKSE Listing Rules, comprised entirely of independent non-executive directors as construed under those rules. The audit committee is mainly responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Company plans to comply with the independence and other requirements of Section 303A.06 of the NYSE Listed Company Manual by July 31, 2005.

Corporate Governance Guidelines Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that addresses specified key subjects. The Company is not required by Chinese or Hong Kong laws or requirements to, and currently does not, have such corporate governance guidelines. However, the Company addresses several of the key subjects required by NYSE Listed Company Manual to be included the corporate governance guidelines in its articles of association, Rules of Procedures for Board of Directors, Rules of Internal Control and other internal corporate documents.

In addition, under the HKSE Listing Rules, the Company is expected, unless specifically disclosed in its interim and annual reports from 2005, to comply with the code provisions of Code on Corporate Governance Practices, which set out the principles of good corporate governance for issuers.

Code of Business Conduct and Ethics Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. The Company has disclosed the form of the Code of Business Conduct and Ethics for Directors and Senior Officers in its annual report under Form 20-F for fiscal year ended December 31, 2003 and is required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all of the directors of the Company must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company.

Certification Requirements Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. There are no similar requirements under Chinese or Hong Kong laws or requirements.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, June 16, 2005 at 10:00 a.m. for the following purposes:

AS ORDINARY RESOLUTIONS:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2004;

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2004;

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2004;

4.	To authorize the Board of Directors to determine the remuneration of the Directors and Supervisors;

5.	To re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd., Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants as the PRC auditors and international auditors of the Company, respectively for the year 2005 and to authorize the Board of Directors to determine their remuneration.

AS SPECIAL RESOLUTIONS:

6.	As special business, to consider and, if thought fit, pass the following resolution relating to amendments of the Articles of Association of the Company as special resolution:

“That the Articles of Association of the Company be amended as follows and to authorize the Board of Directors to complete the registration procedures with the relevant government authorities of the PRC:

(1)	Article 57 be expanded with Item (9) as follows:

57. (9)	sets out the procedures of voting by way of poll and the rights of shareholders to demand for a poll pursuant to the applicable rules.

(2)	The words “5-13” which appear twice in Article 88 be changed to “9”.

(3)	Article 93 be deleted in its entirety and replaced by the following:

93.	Meetings of the Board of Directors can be divided into regular meetings and extraordinary meetings. Regular meetings shall be held at least four times per year at approximately quarterly intervals. Regular meetings shall be convened by the Chairman by serving a notice to all Directors at least 14 days before the proposed date of the meeting. Regular meetings do not include the practice of obtaining board consent through the circulation of written resolutions. In case of emergency, an extraordinary meeting may be convened upon request by more than one third of all Directors, the Chairman or General Manager of the Company.

(4)	Article 94 be deleted in its entirety and replaced by the following:

94.	Notices of regular and extraordinary meetings of the Board of Directors may be delivered by hand, via fax, by speed post or registered post. Deadlines for serving the notices: at least 14 days in advance for regular meetings, and at least two days in advance for extraordinary meetings.

(5)	Insert the following at the end of Article 100:

“The Directors have the right to inspect documents and relevant information of the Board of Directors, such as resolutions and minutes of meetings of the Board of Directors. Upon receiving a reasonable request from a Director, the Company shall make available the relevant meeting minutes for a reasonable period for the inspection by such Director.”

(6)	The words “3-7” in Article 111 be amended to “5”.

7.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate for the Board of Directors to issue new shares as special resolution:

“That:

(1)	the Board of Directors be and is hereby authorized to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in sub-paragraph (2) of this Resolution;

(2)	the Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the aggregate nominal amount of the domestic shares and overseas listed shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to a Rights Issue or any option scheme or similar arrangement, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed shares of the Company in issue as at the date of this Resolution; and the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the People’s Republic of China (“PRC”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(3)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)	the expiration of the 12-month period following the passing of this Resolution; or

(iii)	the date on which the authority sets out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(4)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (2) of this Resolution, the Board of Directors be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds, and thing as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to sub-paragraph (2) of this Resolution.”

By Order of the Board of Directors

Heng Kwoo Seng
Company Secretary

April 28, 2005

Notes:

1.	Amendments to Articles of Association of the Company

(1)	The amendments to Articles 88 and 111 set out in the special resolution under paragraph 6 above was proposed to reflect the definite number of Directors and Supervisors of the Company as a result of the promulgation of Rules 86 and 104 of the Special Regulations on the Articles of Associations of Overseas Listed Companies, which stipulates that there shall be a definite number, instead of a range, of Directors and Supervisors.

(2)	The amendments to Articles 57, 93, 94 and 100 set out in the special resolution under paragraph 6 above was proposed as a result of the promulgation of the Code on Corporate Governance Practices (the “Code”) and the rules on the Corporate Governance Report by The Stock Exchange of Hong Kong Limited in November 2004 and the relevant amendments introduced to the Listing Rules. Save for certain provisions with transitional arrangements, the amended Listing Rules came into force on January 1, 2005. Pursuant to the amendments to the Listing Rules, listed companies shall comply with the relevant corporate governance requirements stipulated in the code provisions of the Code. As such, amendments to the Articles of Association of the Company were proposed to reflect such changes.

(3)	The special resolution relating to the amendments to the Articles of Association at the Annual General Meeting is subject to the approval of the China Insurance Regulatory Commission of the PRC and the report to the China Securities Regulatory Commission of the PRC.

2.	Grant of general mandate to issue new shares

The purpose of the proposed special resolution under paragraph 7 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations.

The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

3.	Eligibility for attending the Annual General Meeting

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Tuesday, May 17, 2005 are entitled to attend and vote at the Annual General Meeting.

To qualify for attendance and vote at the Annual General Meeting to be held on Thursday, June 16, 2005, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Friday, May 13, 2005.

4.	Proxy

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read the 2004 annual report which will be dispatched to shareholders on or before April 30, 2005.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the Annual General Meeting. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, within the same period (Form of proxy for use at the Annual General Meeting is attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxies may only vote on a poll.

5.	Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the Annual General Meeting to the registered office of the Company on or before Friday, May 27, 2005.

6.	Closure of Register of Members

The register of members of the Company will be closed from Monday, May 16, 2005 to Thursday, June 16, 2005 (both dates inclusive).

7.	Miscellaneous

(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Investor Relations Department
Telephone No.:	86 10 8565 9527
86 10 8565 9032
Facsimile No.:	86 10 8525 2218

AUDITORS’ REPORT TO THE SHAREHOLDERS OF

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

We have audited the financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiary (“the Group”) as set out on pages 66 to 127 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other persons for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers Certified Public Accountants

Hong Kong, April 18, 2005

Consolidated Profit and Loss Account

For the year ended December 31, 2004

	Note	2004	2003
		RMB million	RMB million
REVENUES
Gross written premiums and policy fees		66,257	69,334
Less: Premiums ceded to reinsurers		(1,182)	(1,571)

Net written premiums and policy fees		65,075	67,763
Net change in unearned premium reserves		(67)	(547)

Net premiums earned and policy fees		65,008	67,216
Net investment income	4.1	11,317	9,825
Net realised (loss)/gain on investments	4.1	(237)	868
Net unrealised (loss)/gain on trading securities	4.1	(1,061)	247
Other income		1,779	727

Total revenues		76,806	78,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	12	(6,816)	(8,570)
Accident and health claims and claim adjustment expenses	12	(6,418)	(4,882)
Increase in future life policyholder benefits	12	(33,154)	(43,084)
Interest credited to policyholder contract deposits		(4,320)	(7,260)
Policyholder dividends and participation in profits		(2,048)	(1,207)
Amortisation of deferred policy acquisition costs	6	(6,263)	(5,023)
Underwriting and policy acquisition costs		(1,472)	(1,294)
Administrative expenses		(6,585)	(6,862)
Other operating expenses		(131)	(872)
Interest expense on bank borrowings		—	(7)
Statutory insurance levy		(96)	(85)

Total benefits, claims and expenses		(67,303)	(79,146)

Profit/(loss) before income tax expenses and minority interests	17	9,503	(263)
Income tax expenses	18	(2,280)	(1,180)

Profit/(loss) before minority interests		7,223	(1,443)
Minority interests		(52)	15

Profit/(loss) attributable to shareholders		7,171	(1,428)

Dividends		—	—

Basic and diluted earnings/(losses) per share	20	RMB0.27	RMB(0.07)

Consolidated Balance Sheet

As at December 31, 2004

	Note	2004	2003
		RMB million	RMB million
ASSETS
Investments
Fixed maturity securities		150,234	70,604
Held-to-maturity securities, at amortised cost	4.4	79,603	—
Non-trading securities, at estimated fair value	4.2	69,791	70,604
Trading securities, at estimated fair value		840	—
Equity securities	4.3	17,271	10,718
Non-trading securities, at estimated fair value	4.2	12,597	5,550
Trading securities, at estimated fair value		4,674	5,168
Term deposits	4.6	175,498	137,192
Statutory deposits – restricted	4.7	4,000	4,000
Policy loans		391	116
Securities purchased under agreements to resell	4.8	279	14,002
Cash and cash equivalents		27,217	42,616

		374,890	279,248

Other assets
Accrued investment income	9	5,084	2,875
Premiums receivables	10	3,912	2,801
Reinsurance assets	7	1,297	997
Deferred policy acquisition costs	6	32,787	24,868
Property, plant and equipment, net of accumulated depreciation	8	12,250	12,008
Other	11	3,451	5,923

		58,781	49,472

Total assets		433,671	328,720

	Note	2004	2003
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits		117,301	82,718
Policyholder contract deposits and other funds		225,996	154,731
Unearned premium reserves		5,212	5,382
Reserves for claims and claim adjustment expenses	13	1,215	814
Annuity and other insurance balances payable		2,801	638
Premiums received in advance		2,447	2,407
Policyholder dividends payable		2,037	1,916
Securities sold under agreements to repurchase	14	—	6,448
Other liabilities	15	4,960	6,891
Deferred tax liabilities	18	4,371	3,686
Statutory insurance fund	16	429	333

Total liabilities		366,769	265,964

Contingencies and commitments	24, 25
Minority interests		372	320
Shareholders’ equity
Share capital	22	26,765	26,765
Reserves	23	31,573	34,051
Retained earnings		8,192	1,620

Total shareholders’ equity		66,530	62,436

Total liabilities and equity		433,671	328,720

Balance Sheet

As at December 31, 2004

	Note	2004	2003
		RMB million	RMB million
ASSETS
Investments
Fixed maturity securities		149,950	70,604
Held-to-maturity securities, at amortised cost	4.4	79,603	—
Non-trading securities, at estimated fair value	4.2	69,507	70,604
Trading securities, at estimated fair value		840	—
Equity securities	4.3	17,271	10,718
Non-trading securities, at estimated fair value	4.2	12,597	5,550
Trading securities, at estimated fair value		4,674	5,168
Term deposits	4.6	175,498	137,192
Statutory deposits – restricted	4.7	4,000	4,000
Investment in subsidiary	26	480	480
Policy loans		391	116
Securities purchased under agreements to resell	4.8	279	14,002
Cash and cash equivalents		26,578	41,815

		374,447	278,927

Other assets
Accrued investment income	9	5,080	2,875
Premiums receivables	10	3,912	2,801
Reinsurance assets	7	1,297	997
Deferred policy acquisition costs	6	32,787	24,868
Property, plant and equipment, net of accumulated depreciation	8	12,245	12,004
Other	11	3,430	5,916

		58,751	49,461

Total assets		433,198	328,388

	Note	2004	2003
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits		117,301	82,718
Policyholder contract deposits and other funds		225,996	154,731
Unearned premium reserves		5,212	5,382
Reserves for claims and claim adjustment expenses	13	1,215	814
Annuity and other insurance balances payable		2,801	638
Premiums received in advance		2,447	2,407
Policyholder dividends payable		2,037	1,916
Securities sold under agreements to repurchase	14	—	6,448
Other liabilities	15	4,937	6,879
Deferred tax liabilities	18	4,371	3,686
Statutory insurance fund	16	429	333

Total liabilities		366,746	265,952

Contingencies and commitments	24, 25
Shareholders’ equity
Share capital	22	26,765	26,765
Reserves	23	30,479	32,972
Retained earnings		9,208	2,699

Total shareholders’ equity		66,452	62,436

Total liabilities and equity		433,198	328,388

Consolidated Statement of Changes in Equity

For the year ended December 31, 2004

The Group	Share capital	(Accumulated loss)/ retained earnings	Reserves	Total
	RMB million	RMB million	RMB million (Note 23)	RMB million
As of January 1, 2003	—	(176,893)	1,430	(175,463)
Net loss	—	(1,428)	—	(1,428)
Appropriation to statutory reserve	—	(53)	53	—
Unrealised loss, net of tax	—	—	(2,732)	(2,732)
Capital contribution by CLIC	20,000	179,994	17,358	217,352
Issue of shares	6,765	—	19,328	26,093
Share issue expenses	—	—	(1,386)	(1,386)

As of December 31, 2003	26,765	1,620	34,051	62,436

As of January 1, 2004	26,765	1,620	34,051	62,436
Net profit	—	7,171	—	7,171
Appropriation to statutory reserve	—	(599)	599	—
Unrealised loss, net of tax	—	—	(3,077)	(3,077)

As of December 31, 2004	26,765	8,192	31,573	66,530

Statement of Changes in Equity

For the year ended December 31, 2004

The Company	Share capital	(Accumulated loss)/ retained earnings	Reserves	Total
	RMB million	RMB million	RMB million	RMB million
			(Note 23)
As of July 1, 2003	20,000	—	17,533	37,533
Net Profit	—	2,752	—	2,752
Appropriation to statutory reserve	—	(53)	53	—
Unrealised loss, net of tax	—	—	(2,556)	(2,556)
Issue of shares	6,765	—	19,328	26,093
Share issue expenses	—	—	(1,386)	(1,386)

As of December 31, 2003	26,765	2,699	32,972	62,436

As of January 1, 2004	26,765	2,699	32,972	62,436
Net Profit	—	7,093	—	7,093
Appropriation to statutory reserve	—	(584)	584	—
Unrealised loss, net of tax	—	—	(3,077)	(3,077)

As of December 31, 2004	26,765	9,208	30,479	66,452

Consolidated Cash Flow Statement

For the year ended December 31, 2004

	2004	2003
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss)	7,171	(1,428)

Adjustments for non-cash items:
Changes in minority interests	52	(15)
Net realised and unrealised loss/(gain) on investments	1,298	(1,115)
Amortisation of deferred acquisition costs	6,263	5,023
Other impairments	3	93
Profit from investments in associated companies	—	(16)
Interest credited to policyholder contract deposits	4,320	7,260
Investment contract policy fees	(5,194)	(6,097)
Depreciation and amortisation	778	1,186
Revaluation of investment properties	—	181
Amortisation of fixed maturities’ premiums and discounts	(120)	101
Loss/(gain) on disposal of fixed assets	5	(69)
Deferred income tax	2,201	1,041
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(13,478)	(11,806)
Reinsurance assets	(300)	326
Accrued investment income	(2,209)	(184)
Receivables and payables	(1,357)	361
Reserves for claims and claim adjustment expenses	401	(65)
Unearned premium reserves	(170)	547
Future life policyholder benefits	33,154	43,066
Statutory insurance levy	96	120

Net cash inflow from operating activities	32,914	38,510

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Fixed maturity securities	21,805	36,507
Equity securities	7,934	4,514
Fixed assets	67	263

Purchases:
Fixed maturity securities	(105,051)	(71,540)
Equity securities	(13,005)	(13,575)
Fixed assets	(970)	(2,242)
Term deposits, net	(38,306)	(75,724)
Securities purchased under agreements to resell	13,723	13,854
Proceeds from investment in securities sold under agreements to repurchase, net	(6,448)	2,846
Other (mainly policy loans), net	(275)	(69)

Net cash outflow from investing activities	(120,526)	(105,166)

	2004	2003
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from minority shareholders	—	320
Proceeds from shares issued	—	24,710
Deposits accepted on investment contracts	88,736	91,343
Withdrawals from investment contracts	(16,523)	(13,329)
Repayment of bank borrowings	—	(2)
Cash and cash equivalents retained by CLIC upon the consummation of the Restructuring (note 2(a))	—	(8,299)

Net cash inflow from financing activities	72,213	94,743

Net (decrease)/increase in cash and cash equivalents	(15,399)	28,087
Cash and cash equivalents
Beginning of year	42,616	14,529

End of year	27,217	42,616

Supplemental cash flow information
Income tax paid	168	8
Interest paid	—	7

Notes to the Financial Statements

For the year ended December 31, 2004

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on June 30, 2003 as a joint stock company with limited liability as part of a group Restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, and prior to September 30, 2003, CLIC and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

Pursuant to the Restructuring, CLIC transferred to the Company (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the China Insurance Regulatory Commission (the “CIRC”) on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above. These policies are referred to as the “transferred policies”. All other insurance policies were retained by CLIC. These policies are referred to as the “non-transferred policies”. The Company issued 20,000 million Domestic Shares in exchange for various liabilities related to the life insurance business of the transferred policies and certain assets (collectively the “Transferred Business”). CLIC retained (i) various liabilities related to the life insurance business of non-transferred policies and certain assets, (ii) equity interests in all subsidiaries and associated companies, (iii) all non-core businesses, and (iv) the ownership of certain assets and liabilities including certain office buildings, bank balances, investments in fixed maturity securities and equity securities, borrowings, claims, contingent and tax liabilities (collectively the “Non-transferred Business”). On September 30, 2003, CLIC and the Company signed a binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

2	PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment properties and non-trading and trading investments are stated at fair value. The principal accounting policies adopted are set out below:

(a)	Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on September 30, 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2003 included the results of the Transferred Business and Non-transferred Business up to September 30, 2003, the consummation date of the Restructuring and the results of the Transferred Business from October 1, 2003 to December 31, 2003. The consolidated financial statements for the year ended December 31, 2004 include the results of the Transferred Business only.

Upon the consummation date of the Restructuring, the Non-transferred Business, consisting of an excess of liabilities over assets, retained by CLIC was derecognised and reflected in the Company’s financial statements as a capital contribution on such date. This presentation is considered appropriate as CLIC wholly owns the Transferred Business transferred to the Company before and immediately after the Restructuring. The assets and liabilities retained by CLIC are as follows:

RMB million
ASSETS
Investments	123,774
Accrued investment income	1,507
Premiums receivables	1,249
Property, plant and equipment, net of accumulated depreciation	6,966
Other	7,653

Total assets	141,149

Liabilities
Future life policyholder benefits	266,046
Policyholder contract deposits and other funds	80,243
Annuity and other insurance balances payable	8,935
Other liabilities	2,003
Statutory insurance fund	1,124

Total liabilities	358,351

Minority interests	150

Net liabilities relating to Non-transferred Business retained by CLIC	(217,352)

(b)	Group accounting

(i)	Consolidation

The consolidated financial statements include the financial statements of the company and its subsidiaries made up to December 31. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

All significant inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

In the Company’s balance sheet the investment in subsidiary is stated at cost less provision for impairment losses. The result of subsidiary is accounted for by the Company on the basis of dividends received and receivable.

(ii)	Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss accounts include the Group’s share of the results of associated companies for the year, and the consolidated balance sheets include the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c)	Revenue recognition

Premiums

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognised as revenue when due from the policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognised in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Premiums from the sale of accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognised over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Amounts collected as premiums from investment type contracts are reported as deposits. Revenue from these contracts consists of policy fees charged against the deposit amount for the cost of insurance, administration fees and gains on surrenders during the year. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Turnover of the Group represents gross written premiums and policy fees.

Net investment income

Net investment income is accrued for interest from term deposits, cash and cash equivalents, fixed maturity securities, securities purchased under agreements to resell, policy loans and other loans, dividends from equity securities, rental income from investment property and share of profits/losses from investment in associates less investment expenses. Net investment income is recorded on an accrual basis and recognised on a time proportion basis, taking into account the principal amount outstanding and the interest rate applicable.

(d)	Deferred policy acquisition costs

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new and renewal business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts are amortised over the expected life of the contracts based on a constant rate of the present value of estimated gross profits expected to be realised over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the profit and loss accounts.

(e)	Insurance losses and reserves

Reserves for claims and claim adjustment expenses

These represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the profit and loss accounts as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Future life policyholder benefits, policyholder contract deposits and other funds

These represent liabilities for estimated future policyholder benefit liability for traditional life insurance policies and non-investment-linked investment contracts.

Future life policyholder benefits for traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Policyholder contract deposits represent the accumulation of premium received less charges.

The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to profit participating policyholders in the future under the policy terms in respect of assets, is included in liabilities for future life policyholder’s benefits.

(f)	Reinsurance

The Group cedes 10% (2003: 15%) insurance premiums and risk from short duration accident and health contracts to China Reinsurance (Group) Company under relevant statutory reinsurance regulation of the PRC and cedes insurance and premiums risk from other contracts in the normal course of business in order to limit the potential for losses arising from longer exposures. Reinsurance does not relieve the originating insurer of its liability. The Group may assume reinsurance business incidental to their normal business. Such business is not significant to the Group’s operations.

Reinsurance assets include the balances due under reinsurance contracts from both insurance and reinsurance companies for paid and unpaid claims and claim adjustment expenses, ceded unearned premiums, ceded future life policy benefits and funds held under reinsurance treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

Reinsurance is recorded gross in the balance sheet unless a right of offset exists. The Group evaluates the financial strength of potential reinsurers and continually monitors the financial conditions of reinsurers.

Reinsurance contracts are contracts under which the Group has assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurers.

(g)	Investments in securities

Held-to-maturity securities

Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity.

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account.

Non-trading securities

Investments other than trading or held-to-maturity are defined as non-trading and are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the investment revaluation reserve, is recognised in the profit and loss account.

Investment impairment

Held-to-maturity securities and non-trading securities are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value; (3) the financial condition of and near-term prospects of the issuer; and (4) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When decline in value is considered other than temporary, held-to-maturity securities and non-trading securities are written down to their net realised value and the charge is recorded in “Net realised investment gain/(loss) on investments” in the period the impairment is recognized.

Trading securities

Fixed maturities and liquidity securities which the Group buy with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(h)	Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm’s length.

Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the Group. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to the consolidated profit and loss accounts. Any subsequent increases are credited to the consolidated profit and loss accounts up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the asset revaluation reserve to the profit and loss accounts.

(i)	Policy loans

Policy loans originated by the Group are carried at amortised cost, net of provision for impairment in value. Impairment loss on policy loans is generally measured based on the present value of expected future cash flows discounted at the instrument’s effective interest rate, except where the value of the asset is collateral dependent, in which case the fair value of the underlying collateral is used. Interest income on impaired assets is recognised based on the original effective rate of interest.

(j)	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

(k)	Transactions in foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. All exchange differences are dealt with in the profit and loss account.

(l)	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

(m)	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

(n)	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase; accordingly, such securities continue to be carried on the consolidated balance sheets.

(o)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except for certain assets acquired prior to January 1, 1997. These assets were acquired as a result of the prior restructuring in 1996 of People’s Insurance Company of China (“PICC”), a state-owned enterprise. The restructuring created CLIC’s predecessor as a specialized life insurance subsidiary of PICC. CLIC is unable to obtain historical cost information for assets which were transferred to CLIC in that restructuring. Accordingly, these assets are stated at deemed costs less accumulated depreciation. Deemed cost is determined on the basis of a valuation performed as of January 1, 2000.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, interest costs on borrowings to finance the acquisition, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to their residual value over their estimated useful lives as follows:

Estimated useful lives
Buildings	30 to 35 years
Leasehold improvements	Over the remaining term of the lease
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sale

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the profit and loss account for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(p)	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q)	Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Voluntary payments made to certain former employees and which were not made pursuant to a formal or informal plan are expensed as paid.

Termination and early retirement benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognised termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value using incremental borrowing rates available to the Group.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

(r)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(s)	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

(t)	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in note 3.

(u)	Business risks and uncertainties

The development of liabilities for future policy benefits for the Group’s products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense, and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency, and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience and, if circumstances warrant, revises its assumptions and the related future policy benefit estimates.

The Group’s investments are primarily comprised of fixed maturity securities, equity securities, and securities purchased under agreements to resell. The investment strategy developed by the Group requires management to make estimates and assumptions regarding prevailing interest rates, economic conditions. Such estimates are primarily based on historical experience and future expectations of interest rate and economic conditions. Significant changes in prevailing interest rates and economic conditions may adversely affect the timing and amount of cash flows on such investments and their related values. In addition, the value of these investments is often derived from an appraisal, an estimate or opinion of value. A significant decline in the fair value of these investments could have an adverse effect on the Group’s financial condition.

The Group’s activities are with policyholders located in the PRC. Note 4 discusses the types of securities that the Group invests in. Note 3 discusses the types of insurance products that the Group offers. The Group does not have any significant concentrations to any one industry or policyholder.

(v)	Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group is in the process of making an assessment of the impact of these new HKFRSs.

With respect to the adoption of HKFRS 4 “Insurance Contracts”, substantially all of the Group’s existing products are insurance contracts or financial instruments with a discretionary participation feature as defined in HKFRS4; and therefore, the Group will continue its accounting policies and does not expect a significant impact on the Group’s results and financial position as a result of adopting HKFRS4.

The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

3	SEGMENT INFORMATION

(a)	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of life insurance contracts to individuals and comprises participation life insurance business and traditional life insurance business. Participation life insurance business relates primarily to the sale of participating products, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy. Traditional life insurance business relates primarily to the sale of non-participating products and annuities policies, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of life insurance contracts to group entities and comprises participation life insurance business and traditional life insurance business described as above.

(iii)	Accident and health insurance business

The accident and health insurance business relates primarily to the sale of accident and health insurance and accident products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC described in note 21 and unallocated income taxes.

(b)	Basis of allocating net investment income and administrative and other operating expenses

Net investment income is allocated among segments in proportion to the respective segments’ average statutory policyholder reserve and claims provision at the beginning and end of the year.

Administrative and other operating expenses are allocated among segments in proportion to the expense loadings of products in the respective segments.

	For the year ended December 31, 2004
	Individual life	Group life	Accident & health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	54,909	742	10,606	—	66,257
Gross written premiums	50,113	344	—	—
– Term	183	28	—	—
– Whole	19,629	316	—	—
– Endowment	26,511	—	—	—
– Annuity	3,790	—	—	—
Policy fees	4,796	398	—	—
Net premiums earned and policy fees	54,902	742	9,364	—	65,008
Net investment income	9,986	1,137	194	—	11,317
Net realised losses on investments	(209)	(24)	(4)	—	(237)
Net unrealised losses on trading securities	(936)	(107)	(18)	—	(1,061)
Other income	—	—	—	1,779	1,779

Segment revenues	63,743	1,748	9,536	1,779	76,806

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(6,422)	(394)	—	—	(6,816)
Accident and health claims and claim adjustment expenses	—	—	(6,418)	—	(6,418)
Increase in future life policyholder benefits	(33,013)	(141)	—	—	(33,154)
Interest credited to policyholder contract deposits	(3,678)	(642)	—	—	(4,320)
Policyholder dividends and participation in profits	(1,909)	(139)	—	—	(2,048)
Amortization of deferred policy acquisition costs	(5,888)	(197)	(178)	—	(6,263)
Underwriting and policy acquisition costs	(1,038)	(13)	(421)	—	(1,472)
Administrative expenses	(3,241)	(510)	(1,231)	(1,603)	(6,585)
Other operating expenses	(51)	(8)	(20)	(52)	(131)
Statutory insurance levy	—	—	(96)	—	(96)

Segment benefits, claims and expenses	(55,240)	(2,044)	(8,364)	(1,655)	(67,303)

Segment results	8,503	(296)	1,172	124	9,503

Income tax expenses	—	—	—	(2,280)	(2,280)
Minority interests	—	—	—	(52)	(52)

Net profit/(loss)	8,503	(296)	1,172	(2,208)	7,171

Unrealised loss charged to equity	(2,715)	(309)	(53)	—	(3,077)

	As at December 31, 2004
	Individual life	Group life	Accident & health	Corporate & other	Total
	(RMB million)
Assets
Investments	330,800	37,676	6,414	—	374,890
Deferred policy acquisition costs	31,466	1,054	267	—	32,787
Accrued investment income	4,486	511	87	—	5,084

Segment assets	366,752	39,241	6,768	—	412,761
Unallocated
Property, plant and equipment, net					12,250
Other assets					8,660

Total					433,671

Liabilities
Future life policyholder benefits	116,024	1,277	—	—	117,301
Policyholder contract deposits and other funds	190,791	35,205	—	—	225,996
Unearned premium reserves	—	—	5,212	—	5,212
Reserves for claims and claim adjustment expenses	—	—	1,215	—	1,215

Segment liabilities	306,815	36,482	6,427	—	349,724
Unallocated
Other liabilities					17,045

Total					366,769

	For the year ended December 31, 2003
	Individual life	Group life	Accident & health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	58,541	588	10,205	—	69,334
Gross written premiums	52,773	260	—	—
– Term	293	8	—	—
– Whole	25,821	252	—	—
– Endowment	17,819	—	—	—
– Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—
Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised gains on investments	748	108	12	—	868
Net unrealised gains on trading securities	207	36	4	—	247
Other income	—	—	—	727	727

Segment revenues	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	—	(4,882)
Increase in future life policyholder benefits	(43,203)	119	—	—	(43,084)
Interest credited to policyholder contract deposits	(5,029)	(2,231)	—	—	(7,260)
Policyholder dividends and participation in profits	(1,152)	(55)	—	—	(1,207)
Amortization of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Statutory insurance levy	—	—	(85)	—	(85)
Segment benefits, claims and expenses	(68,176)	(3,185)	(6,886)	(899)	(79,146)

Segment results	(208)	(1,263)	1,380	(172)	(263)

Income tax expenses	—	—	—	(1,180)	(1,180)
Minority interests	—	—	—	15	15

Net profit/(loss)	(208)	(1,263)	1,380	(1,337)	(1,428)

Unrealised loss charged to equity	(2,356)	(331)	(45)	—	(2,732)

	As at December 31, 2003
	Individual life	Group life	Accident & health	Corporate & other	Total
	(RMB million)
Assets
Investments	237,416	35,160	6,672	—	279,248
Deferred policy acquisition costs	24,131	559	178	—	24,868
Accrued investment income	2,444	362	69	—	2,875

Segment assets	263,991	36,081	6,919	—	306,991
Unallocated
Property, plant and equipment, net					12,008
Other assets					9,721

Total					328,720

Liabilities
Future life policyholder benefits	81,658	1,060	—	—	82,718
Policyholder contract deposits and other funds	135,090	19,641	—	—	154,731
Unearned premium reserves	—	—	5,382	—	5,382
Securities sold under agreements to repurchase	5,482	812	154	—	6,448
Reserves for claims and claim adjustment expenses	—	—	814	—	814

Segment liabilities	222,230	21,513	6,350	—	250,093
Unallocated
Other liabilities					15,871

Total					265,964

4	INVESTMENTS

4.1	Investment results

	Note	2004	2003
		RMB million	RMB million
Net investment income
Fixed maturity securities		3,720	2,793
Equity securities		646	312
Term deposits and cash and cash equivalents		6,744	5,543
Investment properties		—	58
Investment in associated companies		—	16
Policy loans		11	4
Securities purchased under agreements to resell		253	1,121
Other investments		—	10

Subtotal		11,374	9,857
Securities sold under agreements to repurchase		(10)	(7)
Investment expense		(47)	(25)

Total		11,317	9,825

Net realised (loss)/gain:
Fixed maturity securities
Gross realised gains		18	661
Gross realised losses		(15)	(104)
Impairment	(i)	(320)	(7)

Subtotal		(317)	550
Equity securities
Gross realised gains		97	458
Gross realised losses		(17)	(140)
Impairment		—	—

Subtotal		80	318

Total		(237)	868

Net unrealised (loss)/gain on trading securities
Fixed maturity securities		11	—
Equity securities		(1,072)	247

Total		(1,061)	247

Note:

(i)	As of December 31, 2004, the carrying value of government bonds plus the related accrued interest entrusted with Min Fa Security Limited Company (“Min Fa Security”) for custody by the Company totalled RMB412 million. The government bonds entrusted in Min Fa Security are for custodian purposes only and not a part of an asset management arrangement. In order to centralize the control over these bonds, the Company has asked Min Fa Security to transfer the custodian. Min Fa Security was unable to execute the transfer and it became known that Min Fa Security is in financial difficulty. Subsequently, the China Securities and Regulatory Commission announced on October 18, 2004 that from close of business on October 18, 2004, the assets of Min Fa Security have been put into the custody of and are being operated by China Oriental Asset Management Corporation (“China Oriental”). The Company has registered its claim against Min Fa Security in January 2005.

As a result, the Company has made a provision of RMB320 million. The Company continues to take all of the above necessary steps to safeguard the Company’s rights over the bonds. As of the issue date of the financial statements, except for the bonds with Min Fa Security, all other fixed maturity and equity securities are entrusted with China Life Assets Management Company Limited (“AMC”), the subsidiary of the Company.

4.2	Non-trading securities

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Group
As at December 31, 2004
Fixed maturity securities
Government bonds	43,871	109	(4,368)	39,612
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,808	343	(5,360)	69,791

Equity securities
Funds	13,243	22	(668)	12,597

Total	88,051	365	(6,028)	82,388

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Group
As at December 31, 2003
Fixed maturity securities
Government bonds	40,449	424	(1,396)	39,477
Government agency bonds	27,234	39	(456)	26,817
Corporate bonds	4,508	10	(208)	4,310

Subtotal	72,191	473	(2,060)	70,604

Equity securities
Funds	5,422	135	(7)	5,550

Total	77,613	608	(2,067)	76,154

	Group
Fixed maturity securities – maturity schedule	Amortised cost		Estimated fair value
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	1,145	1,652	1,147	1,642
After one year but within five years	20,477	12,949	20,235	13,087
After five years but within ten years	32,923	36,874	30,797	36,460
After ten years	20,263	20,716	17,612	19,415

Total	74,808	72,191	69,791	70,604

4	INVESTMENTS (continued)

4.2	Non-trading securities (continued)

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Company
As at December 31, 2004

Fixed maturity securities
Government bonds	43,587	109	(4,368)	39,328
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,524	343	(5,360)	69,507

Equity securities
Funds	13,243	22	(668)	12,597

Total	87,767	365	(6,028)	82,104

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Company
As at December 31, 2003

Fixed maturity securities
Government bonds	40,449	424	(1,396)	39,477
Government agency bonds	27,234	39	(456)	26,817
Corporate bonds	4,508	10	(208)	4,310

Subtotal	72,191	473	(2,060)	70,604

Equity securities
Funds	5,422	135	(7)	5,550

Total	77,613	608	(2,067)	76,154

4	INVESTMENTS (continued)

4.2	Non-trading securities (continued)

	Company
Fixed maturity securities – maturity schedule	Amortised cost		Estimated fair value
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	1,145	1,652	1,147	1,642
After one year but within five years	20,477	12,949	20,235	13,087
After five years but within ten years	32,639	36,874	30,513	36,460
After ten years	20,263	20,716	17,612	19,415

Total	74,524	72,191	69,507	70,604

The proceeds from sales of non-trading securities and the gross realised gains and losses for the years ended December 31, 2004 and 2003 were as follows:

	Group
	2004	2003
	RMB million	RMB million
Proceeds from sales of non-trading securities	26,160	40,339
Gross realised gains	127	919
Gross realised losses	(32)	(118)

4.3	Equity securities

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Funds	17,271	10,718	17,271	10,718

Total	17,271	10,718	17,271	10,718

4	INVESTMENTS (continued)

4.4	Held-to-maturity securities

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Group and Company
As at December 31, 2004

Fixed maturity securities
Government bonds	52,512	68	(146)	52,434
Government agency bonds	24,377	214	(87)	24,504
Corporate bonds	2,714	86	(18)	2,782

Total	79,603	368	(251)	79,720

	Group and Company
Fixed maturity securities – maturity schedule	Amortised cost		Estimated fair value
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
After one year but within five years	31,010	—	30,948	—
After five years but within ten years	42,832	—	43,071	—
After ten years	5,761	—	5,701	—

Total	79,603	—	79,720	—

4	INVESTMENTS (continued)

4.5	Listed and unlisted investments at carrying value

	2004	2003
	RMB million	RMB million
Group
Listed fixed maturity securities in PRC
Government bonds	45,232	30,378
Government agency bonds	—	—
Corporate bonds	2,954	3,510

Subtotal	48,186	33,888

Unlisted fixed maturity securities
Government bonds	47,732	9,098
Government agency bonds	31,380	26,835
Corporate bonds	3,501	783
Subordinated debt	19,435	—

Subtotal	102,048	36,716

Listed equity securities in PRC
Funds	4,674	5,168
Unlisted equity securities
Funds	12,597	5,550

Total	167,505	81,322

As of December 31, 2004, the amount of unlisted fixed maturity securities, contracted in the over-the-counter market, is RMB84,025 million. (2003: RMB36,329 million).

4	INVESTMENTS (continued)

4.5	Listed and unlisted investments at carrying value (continued)

	2004	2003
	RMB million	RMB million
Company
Listed fixed maturity securities in PRC
Government bonds	44,948	30,378
Government agency bonds	—	—
Corporate bonds	2,954	3,510

Subtotal	47,902	33,888

Unlisted fixed maturity securities
Government bonds	47,732	9,098
Government agency bonds	31,380	26,835
Corporate bonds	3,501	783
Subordinated debt	19,435	—

Subtotal	102,048	36,716

Listed equity securities in PRC
Funds	4,674	5,168
Unlisted equity securities
Funds	12,597	5,550

Total	167,221	81,322

4	INVESTMENTS (continued)

4.6	Term deposits

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	7,805	2,349	7,805	2,349
After one year but within five years	146,293	121,443	146,293	121,443
After five years but within ten years	17,503	12,400	17,503	12,400
After ten years	3,897	1,000	3,897	1,000

Total	175,498	137,192	175,498	137,192

Included in term deposits are structured deposits of RMB4,800 million (2003: Nil). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortized cost at the balance sheet date.

4.7	Statutory deposits – restricted

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	—	600	—	600
After one year but within five years	4,000	3,400	4,000	3,400

Total	4,000	4,000	4,000	4,000

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding. The restricted deposits at December 31, 2004 and 2003 correspond to RMB20,000 million share capital at the time the Company was established (see note 1). The additional share capital raised from the initial public offering in December 2003 was subject to statutory verification, which was completed in March 2005. The additional statutory deposit of RMB1,353 million will be made in 2005.

4	INVESTMENTS (continued)

4.8	Securities purchased under agreements to resell

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within 30 days	79	3,672	79	3,672
After 30 days but within 90 days	200	5,229	200	5,229
Over 90 days	—	5,101	—	5,101

Total	279	14,002	279	14,002

5	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

•	Cash and cash equivalents, term deposits (excluding structured deposits), and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•	Structured deposits: the market for structured deposits is not active, the Company establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Company uses the USD swap rate, the benchmark rate, to determine the fair value of financial instruments. Due to the complexity of the structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

•	Fixed maturity securities: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Policy loans: the carrying values for policy loans approximate fair value.

•	Policyholder contract deposits and other funds: fair values are calculated by discounted cash flow projections using current market interest rates.

5	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

	Total fair value
	2004	2003
	RMB million	RMB million
Fixed maturity securities	150,351	70,604
Equity securities	17,271	10,718
Term deposits (excluding structured deposits)	170,698	137,192
Structured deposits	4,789	—
Securities purchased under agreements to resell	279	14,002
Policy loans	391	116
Cash and cash equivalents	27,217	42,616
Policyholder contract deposits and other funds	(204,205)	(132,998)
Securities sold under agreements to repurchase	—	(6,448)

	Total carrying value
	2004	2003
	RMB million	RMB million
Fixed maturity securities	150,234	70,604
Equity securities	17,271	10,718
Term deposits (excluding structured deposits)	170,698	137,192
Structured deposits	4,800	—
Securities purchased under agreements to resell	279	14,002
Policy loans	391	116
Cash and cash equivalents	27,217	42,616
Policyholder contract deposits and other funds	(225,996)	(154,731)
Securities sold under agreements to repurchase	—	(6,448)

The Group’s activities expose it to a variety of financial risks, including the effects of changes in fixed maturities and equity market prices, and interest rates. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The management provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, credit risk, and liquidity risk.

5	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk. Interest rate risk is normally controlled through matching such liabilities with suitable assets. The limited availability of matching assets and the current regulatory constraints in the PRC mean that the Group can only mitigate interest rate risk to a certain extent. If the regulatory constraints are eased, the Group expects to be able to take action to further mitigate the risk.

Market risk

The Group’s investments include mainly securities investment funds and bonds. Among these, the prices of listed securities investment funds and bonds are determined by market forces. The Group’s policy is to hold an appropriately diversified investment portfolio as permitted by laws and regulations to reduce the risk of concentration in one specific industry or company. The Group also actively monitors the market prices of the securities.

Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due. In the normal course of business, the Group attempts to match the maturity of invested assets to the maturity of insurance liabilities.

6	DEFERRED POLICY ACQUISITION COSTS

	Group
	2004	2003
	RMB million	RMB million
Gross
At January 1	25,164	18,411
Acquisition costs deferred	13,672	11,818
Amortisation charged to income	(6,559)	(5,350)
Unrealised losses on investments	704	285

At December 31	32,981	25,164

Ceded
At January 1	(296)	(327)
Acquisition costs deferred	(194)	(296)
Amortisation charged to income	296	327

At December 31	(194)	(296)

Net
At January 1	24,868	18,084
Acquisition costs deferred	13,478	11,522
Amortisation charged to income	(6,263)	(5,023)
Unrealised losses on investments	704	285

At December 31	32,787	24,868

6	DEFERRED POLICY ACQUISITION COSTS (continued)

	Company
	2004	2003
	RMB million	RMB million
Gross
At January 1 (2004)/July 1 (2003)	25,164	21,599
Acquisition costs deferred	13,672	5,839
Amortisation charged to income	(6,559)	(2,534)
Unrealised losses on investments	704	260

At December 31	32,981	25,164

Ceded
At January 1 (2004)/July 1 (2003)	(296)	(317)
Acquisition costs deferred	(194)	(138)
Amortisation charged to income	296	159

At December 31	(194)	(296)

Net
At January 1 (2004)/July 1 (2003)	24,868	21,282
Acquisition costs deferred	13,478	5,701
Amortisation charged to income	(6,263)	(2,375)
Unrealised losses on investments	704	260

At December 31	32,787	24,868

7	REINSURANCE ASSETS

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Ceded unearned premiums	571	807	571	807
Claims recoverable from reinsurers	136	122	136	122
Due from reinsurance companies	590	68	590	68

Total	1,297	997	1,297	997

8	PROPERTY, PLANT AND EQUIPMENT

Group

	2004						2003
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or deemed cost
At January 1	11,018	1,868	1,689	1,101	153	15,829	23,337

Additions	48	443	77	477	18	1,063	2,285
Disposals	(164)	(15)	(44)	—	(45)	(268)	(715)
Revaluation	—	—	—	—	—	—	(181)
Derecognition (see note 2(a))	—	—	—	—	—	—	(8,897)
Transfer upon completion	767	8	—	(775)	—	—	—

At December 31	11,669	2,304	1,722	803	126	16,624	15,829

Accumulated depreciation and impairment
At January 1	(1,674)	(992)	(1,100)	—	(55)	(3,821)	(4,880)

Charges for the year	(208)	(311)	(155)	—	(72)	(746)	(1,144)
Impairment loss	(3)	—	—	—	—	(3)	(93)
Disposals	97	14	41	—	44	196	365
Derecognition (note 2(a))	—	—	—	—	—	—	1,931

At December 31	(1,788)	(1,289)	(1,214)	—	(83)	(4,374)	(3,821)

Net book value
At December 31, 2004	9,881	1,015	508	803	43	12,250

At December 31, 2003	9,344	876	589	1,101	98	12,008

As at December 31, 2004, the Company was in the process of effecting transfer of title from CLIC of certain properties, with a total net book value at that date of RMB404 million. The Company is entitled to the full use of these assets under the agreements with CLIC, even though the necessary governmental registrations or approvals have not been obtained. The Company is not aware of any known legal impediments to effect such transfer.

8	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2004						2003
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or deemed cost
At January 1 (2004)/July 1 (2003)	11,018	1,864	1,689	1,101	153	15,825	15,161

Additions	48	442	75	477	18	1,060	820
Disposals	(164)	(15)	(44)	—	(45)	(268)	(156)
Transfer upon completion	767	8	—	(775)	—	—	—

At December 31	11,669	2,299	1,720	803	126	16,617	15,825

Accumulated depreciation and impairment
At January 1 (2004)/July 1 (2003)	(1,674)	(992)	(1,100)	—	(55)	(3,821)	(3,522)

Charges for the year	(208)	(309)	(155)	—	(72)	(744)	(404)
Impairment loss	(3)	—	—	—	—	(3)	—
Disposals	97	14	41	—	44	196	105

At December 31	(1,788)	(1,287)	(1,214)	—	(83)	(4,372)	(3,821)

Net book value
At December 31, 2004	9,881	1,012	506	803	43	12,245

At December 31, 2003	9,344	872	589	1,101	98	12,004

9	ACCRUED INVESTMENT INCOME

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Accrued interest income
– Term deposits	2,843	1,940	2,843	1,940
– Fixed maturities	2,203	901	2,199	901
– Others	38	34	38	34

Total	5,084	2,875	5,080	2,875

10	PREMIUMS RECEIVABLES

The aging of premiums receivable is within 2 months.

11	OTHER

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Receivable for fund units redeemed	1,500	4,784	1,500	4,784
Due from CLIC	1,387	742	1,379	742
Deposits	113	150	113	150
Long-term deferred expenses	65	32	65	32
Advances	34	31	34	31
Others	352	184	339	177

Total	3,451	5,923	3,430	5,916

12	BENEFITS, CLAIMS AND EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended December 31, 2004
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Life insurance death and other benefits	6,816	—	6,816
Increase in future life policyholder benefits	33,154	—	33,154

Total insurance benefits and claims	47,439	(1,051)	46,388

For the year ended December 31, 2003
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Life insurance death and other benefits	8,570	—	8,570
Increase in future life policyholder benefits	43,084	—	43,084

Total insurance benefits and claims	57,398	(862)	56,536

13	INSURANCE RESERVES

Long duration contract liabilities arising from traditional life products include, depending on contract type, policyholder account balances or the present value of future benefits less present value of valuation premiums. Short duration contract liabilities relate to accident and health products of one year duration or less.

The liabilities for future life policyholder benefits have been established based on the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises”. In accordance with the provisions of this standard, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognised. Currently, there is no specific standard under HK GAAP on the determination of future policyholder benefits. We have based our accounting policy on the US standard. These estimates are based on the following assumptions:

(i)	Interest rates are based on estimates of future yields on the Company’s investments. In determining its interest rate assumptions, the Company considers past investment experience, the current and future mix of its investment portfolio and trends in yields. Assumed interest rates in future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities. The discount rates and provision for adverse deviation used are as follows:

Policies issued	Discount rate	Provision for adverse deviation
Prior to 2003	3.8%-5.0%	0.25%-0.5%
2003	3.65%-5.0%	0.25%-0.5%
2004	3.7%-5.17%	0.25%-0.5%

(ii)	Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life table. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, the principal regulatory authority at the time. The tables are based on policy samples drawn from 43 subsidiaries and mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

13	INSURANCE RESERVES (continued)

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The per-policy costs include a fixed per-policy expense and a variable per-policy expense based on the estimated expense rates of premiums used as follows:

	Individual life		Group life
Prior to 2003	2%		2%
2003	1.75%		1.75%
2004	1.65	%-2.55%	1.65%

Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation. A level 3.8% interest rate comprised the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the Restructuring.

Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, based on the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realised Gains and Losses from the Sale of Investments”.

The amount of policyholder dividends to be paid is determined annually. Policyholder dividends include life policyholder’s share of net income and unrealised appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholder benefits and policyholder contract deposits vary according to the type of contract. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Participating policies for the year ended December 31, 2004 represented approximately 47% and 47% of gross and net life insurance premiums and policy fees, respectively (2003: 44% and 44%). The net investment income and realised gains related to participating business for the year ended 2004 is RMB7,329 million (2003: RMB4,175 million).

13	INSURANCE RESERVES (continued)

Reserves for claims and claim adjustment expenses were as follows:

	Group
	2004	2003
	RMB million	RMB million
At January 1
Net reserves for claims and claim adjustment expenses	692	703
Add: Reinsurance recoverable	122	176

Gross reserves for claims and claim adjustment expenses	814	879

Gross claims and claim adjustment expenses incurred	7,469	5,744
Gross claims and claim adjustment expenses paid	(7,068)	(5,809)
At December 31
Gross reserves for claims and claim adjustment expenses	1,215	814
Less: Reinsurance recoverable	(136)	(122)

Net reserves for claims and claim adjustment expenses	1,079	692

	Company
	2004	2003
	RMB million	RMB million
At January 1 (2004)/July 1 (2003)
Net reserves for claims and claim adjustment expenses	692	703
Add: Reinsurance recoverable	122	176

Gross reserves for claims and claim adjustment expenses	814	879

Gross claims and claim adjustment expenses incurred	7,469	5,744
Gross claims and claim adjustment expenses paid	(7,068)	(5,809)
At December 31
Gross reserves for claims and claim adjustment expenses	1,215	814
Less: Reinsurance recoverable	(136)	(122)

Net reserves for claims and claim adjustment expenses	1,079	692

13	INSURANCE RESERVES (continued)

Claims paid and incurred, and the ratios of claims incurred to net accident and health premiums were as follows:

	2004	2003
	RMB million	RMB million
Claims incurred – net	6,418	4,882
Claims incurred ratio	69%	60%
Claims and claim adjustment expenses

2004
RMB million
Notified claims	467
Incurred but not reported	347

Total at beginning of year-Gross	814
Cash paid for claims settled in year
– Cash paid for current year claims	(5,961)
– Cash paid for prior year claims	(1,107)
Claims incurred in 2004
– Claims arising in 2004	7,132

– Claims arising prior to 2004	337

Total at end of year – Gross	1,215
Notified claims	651
Incurred but not reported	564

Total at end of year – Gross	1,215

14	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Liabilities are due within thirty days from the balance sheet date. The carrying values of fixed maturity securities pledged as collateral are as follows:

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Fixed maturities pledged	—	6,448	—	6,448

15	OTHER LIABILITIES

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Reserve for commission and expenses	958	1,071	958	1,071
Staff welfare payable	864	672	862	672
Salary payable	658	726	645	726
Agent deposits	478	486	478	486
Payable for investment purchased	291	—	291	—
Payable to constructors	217	124	217	124
Advance from employees	208	57	208	57
Tax payable	197	375	170	375
Regulatory fee payable	107	88	107	88
Trade union outlays and education outlays payable	86	77	86	85
Insurance payable	67	15	67	15
Payable to State Social Security Fund (a)	—	2,472	—	2,472
Others	829	728	848	708

Total	4,960	6,891	4,937	6,879

(a)	As part of the initial public offering of the Company’s shares, CLIC also sold some of its holdings in the Company to public investors. The proceeds from CLIC’s sale, net of listing expenses amounting to RMB2,472 million was remitted to the Company and is payable to the State Social Security Fund in accordance with rules issued by the State Council in June 2001. The amount was settled in November 2004.

16	STATUTORY INSURANCE FUND

According to the PRC “Financial Regulations for Insurance Companies”, insurance companies are required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance and reinsurance. No additional insurance guarantee fund will be provided once it reaches 6% of total assets.

17	PROFIT/(LOSS) BEFORE INCOME TAX EXPENSES AND MINORITY INTERESTS

Profit/(loss) before taxation is stated after charging the following:

	2004	2003
	RMB million	RMB million
Staff costs
Wages and salary	2,827	2,879
Housing benefits	199	139
Contribution to the defined contribution pension plan	295	122
Depreciation – owned property, plant and equipment	746	1,144
Loss on disposal of property, plant and equipment	5	124
Deficit on revaluation of investment properties	—	181
Auditors’ remuneration	32	17

18	TAXATION

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	RMB million	RMB million
Current taxation – Enterprises income tax	79	139
Deferred taxation	2,201	1,041

Taxation charges	2,280	1,180

18	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2004	2003
	RMB million	RMB million
Profit/(loss) before income tax expenses and minority interests	9,503	(263)

Tax computed at the statutory tax rate of 33%	3,136	(87)
Non-taxable income	(923)	(183)
Expenses not deductible for tax purposes	67	628
Unrecognised deferred tax assets	—	822

Income taxes at effective tax rate	2,280	1,180

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts.

(c)	At December 31, 2004, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	Group
	2004	2003
	RMB million	RMB million
At January 1	3,686	—
Deferred taxation charged to profit and loss account	2,201	1,041
Taxation charged to equity
– change in unrealised losses of non-trading securities, deferred policy acquisition costs, and future life policyholder benefits	(1,516)	(594)
– arising from the Restructuring	—	3,239

At December 31	4,371	3,686

18	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets	Future policyholder benefits and policyholder contract deposit and other funds	Revaluation surplus	Unearned premium reserve	Unrealised loss	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2003	—	—	—	—	—
(Charged)/credited to profit and loss account	168	(6)	142	—	304
Charged to equity	3,344	540	(25)	469	4,328

At December 31, 2003	3,512	534	117	469	4,632

At January 1, 2004	3,512	534	117	469	4,632
(Charged)/credited to profit and loss account	63	(18)	(174)	—	(129)
Charged to equity	348	—	—	1,400	1,748

At December 31, 2004	3,923	516	(57)	1,869	6,251

18	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows: (continued)

Deferred tax liabilities	Deferred policy acquisition costs	Others	Total
	RMB million	RMB million	RMB million
At January 1, 2003	—	—	—
Charged to profit and loss account	(1,097)	(248)	(1,345)
Charged to equity	(7,109)	136	(6,973)

At December 31, 2003	(8,206)	(112)	(8,318)

At January 1, 2004	(8,206)	(112)	(8,318)
Charged to profit and loss account	(2,381)	309	(2,072)
Charged to equity	(232)	—	(232)

At December 31, 2004	(10,819)	197	(10,622)

	2004	2003
	RMB million	RMB million
Deferred tax assets	6,251	4,632
Deferred tax liabilities	(10,622)	(8,318)

	(4,371)	(3,686)

19	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of RMB7,093 million (2003: RMB2,752 million).

20	EARNINGS/(LOSSES) PER SHARE

There is no difference between basic and diluted earnings/(losses) per share. The basic and diluted earnings per share for the year ended December 31, 2004 is based on the weighted average number of 26,764,705,000 (2003: 20,249,798,526) ordinary shares in issue during the year.

For the purpose of earnings/(losses) per share computations, the Company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for 2003.

21	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the company as of December 31, 2004:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding Company
China Life Assets Management	A subsidiary of the Company
Company Limited (“AMC”) Zhongbaoxin Real Estate Development Co., Ltd.	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for the year ended December 31, 2004.

	Note		2004	2003
			RMB million	RMB million
Transaction with CLIC
Policy management fee income receivable from CLIC	(i	)	1,667	953
Asset management fee receivable from CLIC	(ii	)	73	26
Non-performing assets management fee receivable from CLIC	(iii	)	13	—
Property leasing expense payable to CLIC	(iv	)	335	169
Transaction with AMC
Asset Management fee expense paid to AMC by the Company	(ii	)	139	8

21	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with CLIC and AMC (continued)

Note:

(i)	As part of the Restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on September 30, 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB8 and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period.

(ii)	On November 30, 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. It was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return, as agreed, by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

Under a separate agreement signed by CLIC and the Company on September 30, 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on November 30, 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

(iii)	The Group assisted CLIC to realise in cash certain non-performing assets of CLIC and as a result, received in 2004 a fee of RMB13 million, being approximately 7% of cash realised by CLIC.

(iv)	The Company has entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of the Group.

21	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to CLIC

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms.

	2004	2003
	RMB million	RMB million
Due from CLIC	1,387	1,668
Due to CLIC	(52)	(926)
Other liabilities due to Zhongbaoxin Real Estate Development Co., Ltd.	(35)	(112)

22	SHARE CAPITAL

	Registered, issued and fully paid ordinary shares of RMB1 each
	No. of shares	RMB million
At June 30, 2003(a)	20,000,000,000	20,000
Issue of shares(b)	6,764,705,000	6,765

At December 31, 2003	26,764,705,000	26,765

At December 31, 2004	26,764,705,000	26,765

(a)	On June 30, 2003, 20,000,000,000 shares of RMB1 each were allotted and issued to CLIC for the transfer of the Transferred Business from CLIC to the Company. (see note 1)

(b)	Pursuant to the board resolution passed on September 10, 2003, the Company completed its initial public offering as follows:

(i)	Issued an aggregate of 5,882,353,000 shares of RMB1 each including an offering of 4,731,937,000 shares at HK$3.59 per share on the Stock Exchange of Hong Kong Limited (“HKSE”) (excluding the brokerage fee and HKSE transaction levy) and an offering of 28,760,400 American Depositary Shares (“ADSs”, each representing 40 shares) at US$18.68 on the New York Stock Exchange Inc., on December 18, 2003; and

(ii)	Issued 882,352,000 shares of RMB1 each at HK$3.625 per share by way of a placing among professional and institutional investors on December 22, 2003, upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned initial public offering of shares, net of direct listing expenses amounted to approximately RMB24,707 million. The resulting share premium amounted to approximately RMB17,942 million.

23	RESERVES

	Additional paid in capital	Unrealised gain/(loss)	Statutory common reserve fund	Statutory common welfare fund	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
The Group
At January 1, 2003	113	1,317	—	—	1,430
Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised loss, net of tax	—	(2,732)	—	—	(2,732)
Appropriation to statutory reserve	—	—	27	26	53
Capital contribution by CLIC	16,721	637	—	—	17,358

At December 31, 2003	34,776	(778)	27	26	34,051
Unrealised loss, net of tax	—	(3,077)	—	—	(3,077)
Appropriation to statutory reserve	—	—	299	300	599

At December 31, 2004	34,776	(3,855)	326	326	31,573

The Company
At July 1, 2003	15,755	1,778	—	—	17,533
Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised loss, net of tax	—	(2,556)	—	—	(2,556)
Appropriation to statutory reserve	—	—	27	26	53

At December 31, 2003	33,697	(778)	27	26	32,972
Unrealised loss, net of tax	—	(3,077)	—	—	(3,077)
Appropriation to statutory reserve	—	—	292	292	584

At December 31, 2004	33,697	(3,855)	319	318	30,479

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means the Group’s after-tax profits as determined under PRC GAAP or Hong Kong GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB2,547 million for the year ended December 31, 2004.

24	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Pending lawsuits	22	45	22	45

(a)	The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Group and certain of its officers and directors between March 16, 2004 and May 14, 2004 has been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Group, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Group has engaged U.S. counsel to contest vigorously on behalf of the Group. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes the probability of loss is remote.

25	COMMITMENTS

(a)	Capital commitments for property, plant and equipment

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Contracted but not provided for	290	239	290	239

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	Group		Company
	2004	2003	2004	2003
	RMB million	RMB million	RMB million	RMB million
Land and buildings
Not later than one year	338	335	338	335
Later than one year but not later than five years	4	670	4	670
Later than five years	—	—	—	—

The operating lease payments charged to the profit and loss account for the year ended December 31, 2004 was RMB400 million (2003: RMB299 million).

26	INVESTMENT IN SUBSIDIARY

Company

	2004	2003
	RMB million	RMB million
Unlisted investment at cost	480	480

Name	Place of incorporation and operation	Principal activities	Percentage of equity interest held
China Life Insurance Assets Management Co., Ltd.	People’s Republic of China, November 23, 2003	Asset management	60%

27	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

(a)	Directors’ emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2004	2003
	RMB	RMB
Fees	440,000	163,224
Other emoluments for executive directors
– Basic salaries, housing allowances and other allowances and benefits in kind	2,050,000	901,726

Directors’ fees disclosed above include RMB440,000 (2003: 163,224) paid to independent non-executive directors.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as the directors consider that it is impracticable to apportion this amount between their services to the Group and their services to CLIC.

No directors of the Company waived any remuneration during the year ended December 31, 2004.

The emoluments of the directors were within the following bands:

	Number of directors
	2004	2003
Nil-RMB1,000,000	8	4
RMB1,000,000-RMB1,500,000	1	—

27	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include two (2003: two) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining three (2003: three) highest paid individuals are as follows:

	2004	2003
	RMB	RMB
Fees	—	—
Basic salaries, housing allowances, and other allowances and benefits in kind	2,670,000	1,232,513

	2,670,000	1,232,513

The emoluments fell within the following bands:

	Number of individuals
	2004	2003
Nil-RMB1,000,000	3	3

No emoluments have been paid by the Group to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

28	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

29	APPROVAL OF FINANCIAL INFORMATION

The financial information was approved by the board of directors on April 18, 2005.

Supplementary Information for ADS Holders

RECONCILIATION OF HK GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
	RMB million	RMB million
Net profit/(loss) under HK GAAP	7,171	(1,428)
US GAAP adjustments
Depreciation of investment properties	—	(40)
Deficit on revaluation of investment properties	—	181

Net profit/(loss) under US GAAP	7,171	(1,287)

There are no differences between HK GAAP and US GAAP that had an effect on Shareholders’ equity as at December 31, 2004 and 2003.

Investment Properties

Under HK GAAP, investment properties are valued on an open market value basis. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation and accumulated impairment loss. Cost of investment properties, less residual value, is depreciated using a straight-line method over its estimated useful life.

During 2003, there was a deficit on revaluation of investment properties totalling RMB181 million charged to the consolidated profit and loss account under HK GAAP. As at September 30, 2003, all investment properties were retained by CLIC and derecognised from the Group’s consolidated balance sheet as a result of the Restructuring. The accumulated depreciation and revaluation deficit related to the investment properties were also retained by CLIC and no longer constituted a GAAP difference to the Group’s consolidated profit and loss accounts for the year ended December 31, 2004 and shareholders’ equity as at December 31, 2004 and 2003.

Property, Plant, and Equipment

Certain property, plant and equipment on hand as of January 1, 2000 have been valued at fair values rather than at historical cost less depreciation, which is required by US GAAP. The Group has not been able to quantify the effect of the difference in accounting treatment because, prior to January 1, 1997, the predecessor company did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance of the Group at January 1, 2000 have been carried forward as the deemed cost.

RECONCILIATION OF HK GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)	Accumulated other comprehensive income/(loss) represents the cumulative gains and losses on items that are not reflected in earnings. The balances and activities for the years ended December 31, 2004 and 2003 are as follows:

	As at December 31
	2004	2003
	RMB million	RMB million
Changes in net unrealised gain/(loss) on investment securities:
Net unrealised losses arising during the period	(4,332)	(3,457)
Reclassification adjustment for gain/(loss) included in net earnings/(losses)	91	(154)

Sub-total	(4,241)	(3,611)
Adjustments for:
Deferred policy acquisition costs and future life policyholder benefits	(352)	285

Sub-total	(4,593)	(3,326)
Income tax effect there of	1,516	594

Total other comprehensive loss	(3,077)	(2,732)

(c)	Statutory Information

	As at December 31
	2004	2003
	RMB million	RMB million
Statutory capital and surplus	54,456	50,948
Minimum statutory capital and surplus necessary to satisfy regulatory requirement	17,264	12,906
Solvency adequacy ratio	315%	395%

RECONCILIATION OF HK GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Statutory Information (continued)

According to Article 2003.1 issued by the CIRC, all insurance companies have to report their statutory capital and surplus (i.e. solvency margin) to the CIRC at the end of each fiscal year. The solvency adequacy ratio is computed by dividing the actual solvency margin by the minimum solvency margin. CIRC will closely monitor those insurance companies with solvency adequacy ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

(d)	Disclosures about investments in an unrealised loss position

As at December 31, 2004
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Fixed maturity securities
Government bonds	Fair value Unrealised losses	8,113 (626)	4,250 (327)	21,122 (3,415)	33,485 (4,368)

Government agency bonds	Fair value Unrealised losses	12,390 (213)	5,149 (148)	2,312 (77)	19,851 (438)

Corporate bonds	Fair value Unrealised losses	514 (19)	384 (67)	2,739 (468)	3,637 (554)

Equity securities	Fair value Unrealised losses	7,802 (291)	2,726 (377)	— —	10,528 (668)

Total temporarily impaired securities	Fair value Unrealised losses	28,819 (1,149)	12,509 (919)	26,173 (3,960)	67,501 (6,028)

RECONCILIATION OF HK GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Disclosures about investments in an unrealised loss position (continued)

As at December 31, 2003
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Fixed maturity securities

Government bonds	Fair value Unrealised losses	24,353 (1,281)	2,061 (115)	— —	26,414 (1,396)

Government agency bonds	Fair value Unrealised losses	20,371 (451)	77 (5)	— —	20,448 (456)

Corporate bonds	Fair value Unrealised losses	3,392 (203)	159 (5)	— —	3,551 (208)

Equity securities	Fair value Unrealised losses	895 (5)	421 (2)	— —	1,316 (7)

Total temporarily impaired securities	Fair value Unrealised losses	49,011 (1,940)	2,718 (127)	— —	51,729 (2,067)

Non-trading securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2004 was greater than their fair value, resulting in an unrealised loss. Unrealised gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table. Unrealised losses are largely due to interest rate fluctuations. Based on a review of these investment holdings, it is believed that the contractual terms of these non-trading securities will be met. A total of 105 fixed maturity securities positions (47 equity securities positions) were in an unrealised loss position at December 31, 2004 of which 58 (39 equity securities positions) were in a continuous loss position for less than 6 months, 25 positions for more than 6 months but less than 12 months (8 equity securities positions) and 40 positions for more than 12 months (no equity securities position).

RECONCILIATION OF HK GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	The movement on the deferred income tax balance is as follows:

	At January 1, 2003	Deferred taxation charged/ (credited) to profit and loss account	Arising from Restructuring	Change in unrealised gains/losses of non-trading securities	At December 31, 2003
	RMB million	RMB million	RMB million	RMB million	RMB million
Tax value of loss carried forward	10,082	822	(10,904)	—	—
Future life policyholder benefits and policyholder contract deposits and other funds	47,041	1,736	(45,265)	—	3,512
Provision for assets impairment	1,708	331	(2,039)	—	—
Others	1,366	(58)	(657)	469	1,120

	60,197	2,831	(58,865)	469	4,632
Less: valuation allowance	(53,801)	(1,640)	55,441	—	—

Deferred income tax assets	6,396	1,191	(3,424)	469	4,632

Deferred policy acquisition costs	(5,945)	(2,166)	—	(95)	(8,206)
Others	(451)	(66)	185	220	(112)

Deferred income tax liabilities	(6,396)	(2,232)	185	125	(8,318)

Net deferred income tax liabilities	—	(1,041)	(3,239)	594	(3,686)

Net deferred income tax assets of RMB3,239 million were retained by CLIC on September 30, 2003 and were charged to the shareholders’ equity as part of the Restructuring.

(f)	Recently issued accounting standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on the guidance provided in EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments,” as applicable to debt and equity securities that are within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and equity securities that are accounted for using the cost method specified in APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The new guidance was scheduled to become effective for reporting periods beginning after June 15, 2004. In September 2004, however, the FASB delayed the effective date and is expected to issue finalized guidance in 2005. Pending a final resolution by the FASB, the Group, as required, will continue to apply existing authoritative literature with respect to the recognition of losses related to the other-than-temporary impairment of securities. In the absence of such final resolution, the Group is unable to determine the impact, if any, that the impairment provisions of EITF Issue 03-1 will have on the Group’s consolidated financial statements.